Exhibit 99.5

TEMBEC INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

          NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of shareholders (the “Meeting”) of Tembec Inc. (the "Company") will be held in the Salons des Saisons A and B of the Omni Hotel Mont-Royal, 1050 Sherbrooke Street West, Montréal, Québec, on Thursday, February 1, 2007, at 11:00 a.m., local time, for the following purposes:

1.	to consider, and if deemed appropriate, adopt a resolution to confirm the enactment of a new By-Law No. 2006-1. The full text of the resolution and the new By-Law No. 2006-1 are respectively reproduced in Schedule “A” of the accompanying management information circular (the “Management Information Circular”);

2.	to consider, and if deemed appropriate, adopt a resolution to amend the Company’s former Long-Term Incentive Plan (i) to adopt a new amendment procedure; and (ii) to provide for the extension of the expiry date of the options granted under the former Long-Term Incentive Plan if such options expire during a blackout period. The full text of the resolution is reproduced as Schedule “B” of the accompanying Management Information Circular;

3.	to receive the consolidated financial statements of the Company for the fiscal year ended September 30, 2006 together with the auditors’ report thereon;

4.	to elect the directors of the Company for the ensuing year;

5.	to appoint the auditors and authorize the board of directors to fix their remuneration; and

6.	to transact such other business as may properly come before the meeting.

          A copy of the Management Information Circular accompanies this notice.

          Since it is desirable that as many shares as possible be represented and voted at the meeting, you are requested if unable to attend the meeting in person, to complete and return the enclosed form of proxy in the envelope provided for that purpose.

          Montréal, this 12th day of December 2006.

By Order of the board of directors

TONY FRATIANNI Vice President, General Counsel and Secretary

Management Information Circular	Tembec Inc.

MANAGEMENT INFORMATION CIRCULAR

Table of Contents

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	1

MANAGEMENT INFORMATION CIRCULAR	3

SOLICITATION OF PROXIES	3
APPOINTMENT AND REVOCATION OF PROXY	3
NON-REGISTERED HOLDERS OF SHARES	3
EXERCISE OF DISCRETION BY AGENTS	4
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	4
ENACTMENT OF NEW BY-LAW NO. 2006-1	4
AMENDMENTS TO THE FORMER LONG-TERM INCENTIVE PLAN	5

ELECTION OF DIRECTORS	5

MAJORITY VOTING FOR DIRECTORS	6
INFORMATION CONCERNING NOMINEE DIRECTORS	6
ATTENDANCE RECORD OF DIRECTORS FOR BOARD AND COMMITTEE MEETINGS	9
CORPORATE GOVERNANCE	10
COMPENSATION OF DIRECTORS	10
LIABILITY PROTECTION FOR DIRECTORS AND OFFICERS	12
CODE OF ETHICS	12
DISCLOSURE POLICY	12
TEMBEC COMPENSATION PROGRAM	12
COMPOSITION OF THE CORPORATE GOVERNANCE AND HUMAN RESOURCES COMMITTEE	12
REPORT ON EXECUTIVE AND OTHER COMPENSATION	12
Compensation — Unionized Employees	13
Compensation — Non-Unionized/Management Employees and Executives	13
CEO COMPENSATION	16
EXECUTIVE COMPENSATION	16

RETIREMENT PLANS	19

RETIREMENT PLANS — UNIONIZED EMPLOYEES	19
RETIREMENT PLANS — MANAGEMENT EMPLOYEES AND EXECUTIVES	19
SUPPLEMENTARY PENSION PLAN	19
INDEBTEDNESS	21
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	22
TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS	23
PERFORMANCE GRAPH	23
AUDIT COMMITTEE INFORMATION	24
APPOINTMENT AND REMUNERATION OF AUDITORS	24
OTHER MATTERS	25
ADDITIONAL INFORMATION	25

SCHEDULE “A” RESOLUTION AND TEXT OF NEW BY-LAW NO. 2006-1	26

SCHEDULE “B” RESOLUTION REGARDING AMENDMENTS TO THE FORMER LTIP	42

SCHEDULE “C” CORPORATE GOVERNANCE PRACTICES	43

SCHEDULE “D” MANDATE OF THE BOARD	48

Management Information Circular	2	Tembec Inc.

TEMBEC INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

     This Circular is furnished in connection with the solicitation by the management of Tembec Inc. (hereinafter the "Company" or, when referenced as a consolidated entity or to one or more of its subsidiaries, referred to as "Tembec") of proxies to be used at the annual and special meeting of shareholders of the Company to be held at the time and place and for the purposes set forth in the foregoing notice of meeting. The solicitation will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, e-mail, telecopier or in person. The cost of solicitation by management will be borne by the Company.

Appointment and Revocation of Proxy

     The persons named in the enclosed proxy form are corporate officers and/or directors of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO by striking out the names of the persons designated and by inserting such other person's name in the blank space provided in the proxy form or by completing another proper form and, in either case, delivering the completed proxy form to Tembec Inc., c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or care of the Secretary of the Company at its head office, 800 René-Lévesque Blvd. West, Suite 1050, Montréal, Québec, H3B 1X9, before the meeting.

     Shareholders executing the proxy form may revoke it at any time, as long as it has not been exercised, by instrument in writing executed by the shareholder or his attorney authorized in writing and deposited either at the head office of the Company at any time up to and including the last business day preceding the date of the meeting, or any adjournment thereof, or with the Chairman of the meeting on the day of the meeting, or adjournment thereof.

Non-Registered Holders of Shares

     The information set out in this section is of importance to the shareholders who do not hold shares in their own name. Persons who hold shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold such securities in their own name ("Beneficial Holders") should note that only proxies deposited by persons whose names appear on the records of the Company may be recognized and acted upon at the meeting. If shares are listed in an account statement provided to a Beneficial Holder by a broker, then in almost all cases, those shares will not be registered in the Beneficial Holder's name on the records of the Company. Such shares will more likely be registered under the names of the broker or an agent of that broker. In Canada, the vast majority of shares are registered under the name of the CDS & Co., which acts as nominee for many Canadian brokerage firms. Shares held by brokers, agents or nominees can only be voted upon the instructions of the Beneficial Holder. Without specific instructions, brokers, agents and nominees are prohibited from voting securities for the brokers' clients. Beneficial Holders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person at the appropriate time.

     Intermediaries/brokers are required to seek voting instructions from Beneficial Holders in advance of shareholders' meetings. Each intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Holders to ensure that their shares are voted at the appropriate meeting. The purpose of the form of proxy or voting instruction form supplied to a Beneficial Holder by its broker, agent or nominee is limited to instructing the broker or agent of the broker how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate this responsibility to Independent Investor Communications Corporation ("IICC"). IICC typically supplies a voting instruction form, mails those forms to Beneficial Holders and asks them to return the forms to IICC or follow specified telephone voting procedures. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the meeting. A Beneficial Holder receiving a voting instruction form from IICC cannot use that form to vote shares directly at the meeting — the voting instruction forms must be returned to IICC or the telephone procedures completed well in advance of the

Management Information Circular	3	Tembec Inc.

meeting in order to have such shares voted. Non-registered shareholders that wish to vote in person at the meeting must insert their name in the space provided on the voting instruction form, and adhere to the signing and return instructions provided by IICC. By doing so, non-registered shareholders are instructing their intermediary/broker to appoint them as proxyholder.

Exercise of Discretion by Agents

     The shares represented by the enclosed proxy form will be voted in accordance with the instructions of the shareholders executing it and, where a choice is specified, the shares will be voted accordingly. WHERE NO CHOICE IS SPECIFIED, THE SHARES SO REPRESENTED WILL BE VOTED IN FAVOUR OF THE ELECTION OF THE PROPOSED NOMINEES TO THE BOARD OF DIRECTORS, IN FAVOUR OF THE APPOINTMENT OF THE PROPOSED NOMINEE AS AUDITORS, IN FAVOUR OF ADOPTING A RESOLUTION TO CONFIRM THE ENACTMENT OF A NEW BY-LAW NO. 2006-1 AND IN FAVOUR OF ADOPTING A RESOLUTION TO AMEND THE COMPANY’S FORMER LONG TERM INCENTIVE PLAN. The enclosed proxy form confers discretionary authority upon the persons named therein with respect to amendments or new matters submitted to the meeting. At the time of printing of this Circular, the management of the Company knows of no such amendments or new matters.

Voting Shares and Principal Holders Thereof

     On November 30, 2006, 85,616,232 common shares of the Company were outstanding, each carrying the right to one vote, so that the aggregate number of votes attaching to all the outstanding shares is 85,616,232.

     The constating articles of the Company provide for two classes of restricted shares: Class B and Class C shares.

     The Class B shares, of which there are an unlimited amount authorized, are issuable in series. There are currently two series authorized, namely Series 2 shares and Series 4 shares, both of which are non-voting and participate in priority to the common shares and Class C shares in the event of liquidation, dissolution, winding-up of the Company or other distribution of its assets.

     250,000 Class C shares, which can only be issued to employees and are non-voting, are authorized. They are entitled to dividends pari passu with the common shares and after dividends on Class B shares and may participate in the event of liquidation, dissolution, winding-up of the Company or other distribution of its assets, subject to the preference rights of Class B shareholders. The holders of Class B and Class C shares have no right to participate if a take-over bid is made for common shares of the Company.

     To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or controls or directs ten per cent (10%) or more of the voting rights attached to all common shares of the Company, with the exception of Brandes Investment Partners, L.P., which owns 10,306,370 common shares representing approximately 12.037% of the Company’s outstanding common shares, and Emanuele (Lino) Saputo, who, together with entities controlled by him and related persons for whom he holds powers of attorney, beneficially owns 16,569,960 common shares representing approximately 19.35% of the Company’s outstanding common shares.

     Only shareholders of record at the close of business on December 11, 2006 will be entitled to vote at the meeting.

Enactment of new By-Law No. 2006-1

     On September 28, 2006, the board of directors of the Company adopted a resolution, subject to Shareholder confirmation, to enact a new By-Law No. 2006-1 (t he “New By-Law”) relating generally to the business and affairs of the Company. The New By-Law replaces the Company’s former general by-laws (the “Old By-Laws”). The New ByLaw contains more contemporary provisions relating to a number of corporate governance matters, including expressly permitting directors to participate in meetings by way of communications facilities that allow all directors to hear one another. The New By-Law also formalizes certain practices such as the requirement that directors hold shares, other securities or share units of the Company.

Management Information Circular	4	Tembec Inc.

     The text of the proposed confirmatory resolution which the shareholders are being asked to consider, and if deemed appropriate, adopt, as well as the text of the New By-Law are respectively reproduced in Schedule “A” of this Management Information Circular.

     In addition, the text of the repealed Old By-Laws of the Company may be obtained upon request addressed to the Secretary of the Company at 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Quebec, H3B 1X9 (facsimile: (514) 871-1980) or may  be  consulted  on  SEDAR  (www.sedar.com)  or  EDGAR (www.sec.gov/edgar/searchedgar/companysearch.html) websites.

     Accordingly, the board of directors and management are recommending that the shareholders vote FOR the approval of the said resolution that requires an affirmative vote of the majority of the votes cast at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to vote FOR the approval of the resolution.

Amendments to the Former Long-Term Incentive Plan

     On June 6, 2006, the Toronto Stock Exchange (the “TSX”) published a Staff Notice respecting security based compensation arrangements such as the Company’s former Long-Term Incentive Plan (the “Former LTIP”) relating to the amendment procedures and the extension of option expiry dates which fall within or soon after a blackout period.

     The board of directors considers that the flexibility afforded by the proposed change will enable the Former LTIP to better achieve its purpose by enabling amendments to the Former LTIP and options granted thereunder to be made on an expeditious basis in order to efficiently address future regulatory and commercial requirements.

     Regarding the amendment procedures, the board proposes to replace the current amendment provision with one permitting the board to amend the Former LTIP at any time without the consent of shareholders, including where the change is (i) an amendment of a “housekeeping” nature, such as those of a typographical, clerical or grammatical nature, (ii) a change to the vesting provisions of any option; (iii) a change in the termination provisions of any option that does not entail an extension beyond the original expiration date; and (iv) a change to the eligible participants of the Former LTIP.

     Regarding the extension of option expiry dates which fall within or soon after a blackout period, the board proposes to amend the Former LTIP to provide that should the expiration date for an option fall within a blackout period or within nine business days following the expiration of a blackout period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the blackout period, such tenth business day to be considered the expiration date for such option for all purposes under the Former LTIP.

     The proposed amendment is subject to the approval of the TSX. The text of the proposed confirmatory resolution which the shareholders are being asked to consider, and if deemed appropriate, adopt, and the amended Former LTIP are reproduced in Schedule “B” of this Management Information Circular.

     A copy of the Former LTIP is available upon request to the Secretary of the Corporation.

     The board of directors approved the proposed amendment to the Former LTIP at a meeting held on December 4, 2006 and recommends that shareholders vote for the approval of this resolution. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to vote FOR the approval of the resolution.

Election of Directors

     There will be eleven (11) nominees to be elected at the meeting as directors. If elected, they will hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed in accordance with the bylaws of the Company.

Management Information Circular	5	Tembec Inc.

     Unless authority to vote on the election of directors is withheld, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in favour of the eleven (11) nominees listed below or, in the event of any vacancies among such nominees (an event that the management of the Company has no reason to believe will occur) in favour of the remaining nominees and of substitute nominees.

Majority Voting for Directors

     The board of directors has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting for the Corporate Governance and Human Resources Committee’s consideration. The Committee will make a recommendation to the board of directors after reviewing the matter. If the board of directors’ decision is to reject the resignation offer, a press release will be issued describing the reasons why the resignation was not accepted. The nominee will not participate in any Committee or board deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

Information Concerning Nominee Directors

     Set forth below is information pertaining to persons who are proposed to be nominated for election as directors.

     The following information is based on data furnished by the nominee directors. The information with respect to ownership of common shares includes those shares for which such persons have voting power or investment power. Voting power and investment power are not shared with others unless specifically stated. Each director, except for a director who is a unionized employee of the Company, is required to own at least 3,500 common shares of the Company or to acquire such amount of common shares within two years after he or she has been elected as a director.

ANDRÉ BÉRARD, Québec, Canada
CORPORATE DIRECTOR SINCE JANUARY 2006

Mr. Bérard was Chairman of the board of directors of the National Bank of Canada from 1990 to 2004. During that time, he held various positions in a number of key sectors within the National Bank of Canada, including that of Chairman of the Board and Chief Executive Officer from July 1989 to March 2002. Mr. Bérard serves on the board of directors of the following public companies: BCE Inc., Bell Aliant Regional Communications Income Fund, Bell Canada, BMTC Group Inc., Bombardier Inc., Saputo Inc., Telesat Canada and TransForce Income Fund.

HOLDINGS 10,000 common shares 43,479 deferred share units	POSITION ON COMMITTEES OF THE BOARD Member of the Corporate Governance and Human Resources Committee Member of the Special Committee for Strategic Purposes

NORMAN M. BETTS, New Brunswick, Canada

CORPORATE DIRECTOR SINCE JANUARY 2005

Mr. Betts is Associate Professor at the Faculty of Business Administration, University of New Brunswick. He serves as Chairman of the board of directors and chairman of the audit committee of Minacs Worldwide Inc. He serves as director and chairman of the audit committee for Tanzanian Royalty Exploration Corp., formerly known as Tan Range Exploration Corporation, and Rtica Corporation. Mr. Betts is a director and member of the audit committee of the New Brunswick Power Corporation. Prior to February 2006, he served as director and chairman of the audit committee of Slam Exploration. He has been lead independent director and member of the governance committee of Starfield Resources Inc. since March 2006.

HOLDINGS 2,512 common shares 5,104 deferred share units	POSITION ON COMMITTEES OF THE BOARD Member of the Audit Committee Member of the Special Committee for Strategic Purposes

Management Information Circular	6	Tembec Inc.

JAMES E. BRUMM, New York, United States of America

CORPORATE DIRECTOR SINCE APRIL 1999

Mr. Brumm is the Executive Vice-President, General Counsel and director of Mitsubishi International Corporation, the North American subsidiary of Mitsubishi Corporation, an international trade, finance and investment company headquartered in Japan. Mr. Brumm also served as a director of Mitsubishi Corporation from 1995 – 2002 and is a director of Brunei LNG S.B. He is a member of the Boards of Visitors of Columbia University Law School and California State University, Fresno and a board member of Forest Trends and of the American Bird Conservancy. He is also President of the Mitsubishi International Corporation Foundation and a member of the Corporate Council of the New York Botanical Garden.

HOLDINGS 40,246 common shares 5,104 deferred share units	POSITION ON COMMITTEES OF THE BOARD Chairman of the Corporate Governance and Human Resources Committee

GILLES CHEVALIER, Québec, Canada

CORPORATE DIRECTOR SINCE JULY 2005

Mr. Chevalier was, until July 2005, a Professor of auditing at HEC, the Business School at University of Montreal. Mr. Chevalier also acts as a consultant to the Canadian Public Accountability Board, an organization that oversees auditors of reporting issuers in Canada. He retired as a Senior Partner at Samson Bélair/Deloitte & Touche LLP in 2002, and was President of the Ordre des comptables agréés du Québec in 1987.

HOLDINGS 5,539 common shares 32,318 deferred share units	POSITION ON COMMITTEES OF THE BOARD Chairman of the Audit Committee

GUY G. DUFRESNE(1), Québec, Canada

CORPORATE DIRECTOR SINCE JANUARY 2005

Mr. Dufresne was President and CEO of La Compagnie Minière Québec Cartier, a producer of iron ore products from 1992 to October 2006. Mr. Dufresne served as Chairman of the board of directors of Cambior Inc. and served on its audit and corporate governance and human resources committees from April 1995 to November 2006. He is a director of IAMGold Corporation and Royal & Sun Alliance Insurance Company of Canada. He is Chairman of the Chamber of Maritime Commerce and was Chairman of Conseil du patronat du Québec from June 2002 to October 2006.

HOLDINGS 35,098 common shares 16,023 deferred share units	POSITION ON COMMITTEES OF THE BOARD Member of the Audit Committee Member of the Special Committee for Strategic Purposes

PETER S. JANSON, Ontario, Canada

CORPORATE DIRECTOR SINCE JULY 2004

Mr. Janson is the former Chief Executive Officer of AMEC Inc. and of ABB Inc. USA. He currently serves as a director of ATS Automation Tooling Systems Inc., Terra Industries Inc. and Teekay Shipping Corporation.

HOLDINGS 13,056 common shares 5,104 deferred share units
POSITION ON COMMITTEES OF THE BOARD

Member of the Corporate Governance and Human Resources Committee
Chairman of the Environment, Health and Safety Committee
Chairman of the Special Committee for Strategic Purposes

(1) On February 1, 2007 and prior to the annual and special meeting of shareholders, Mr. Lackenbauer will cease to serve as Chairman of the board of directors of the Company and Mr. Dufresne will be appointed Chairman of the board of directors of the Company.

Management Information Circular	7	Tembec Inc.

GORDON S. LACKENBAUER(1), Alberta, Canada

CORPORATE DIRECTOR SINCE 1973 AND CHAIRMAN SINCE JANUARY 2005

Mr. Lackenbauer was Deputy Chairman of BMO Nesbitt Burns from 1990 to 2004 and is currently a director of TransAlta Corporation, NAL Energy Inc. and Bell Globemedia Inc. He is also a member of the Board of Governors of Mount Royal College.

HOLDINGS 33,756 common shares 16,333 deferred share units	POSITION ON COMMITTEES OF THE BOARD Member of the Corporate Governance and Human Resources Committee Member of the Special Committee for Strategic Purposes

JAMES M. LOPEZ, Ontario, Canada

CORPORATE DIRECTOR SINCE JANUARY 2006

Mr. Lopez joined the Company in 1989 and has been President and Chief Executive Officer of the Company since January 2006. Prior to his appointment on January 26, 2006, he served as Executive Vice President and President of the Tembec Forest Products Group from August 2003 to January 2006. From 1999 to August 2003, Mr. Lopez was Executive Vice President, Forest Resource Management Group of the Company. Mr. Lopez is past Chairman of the board of directors of the Ontario Forest Industry Association (OFIA) and of the Forest Engineering Research Institute of Canada (FERIC). He is Chairman of WoodWorks Canada Corp. and Vice Chairman of the board of directors of Forintek Canada Corp., a research organization involved in the Canadian wood products sector.

HOLDINGS 84,589 common shares	POSITION ON COMMITTEES OF THE BOARD Member of the Environment, Health and Safety Committee

MARY THERESA McLEOD, Ontario, Canada

CORPORATE DIRECTOR SINCE JANUARY 2003

Ms. McLeod was a part-time commissioner of the Ontario Securities Commission and a member of its Board of Directors from November 1999 to May 2006. At various times she was a member of the Ontario Securities Commission’s Audit, Adjudicative, Compensation and Nominating and Corporate Governance committees. Ms. McLeod has held senior investment banking positions with Scotia McLeod Inc., Merrill Lynch Canada Inc., and Pitfield, MacKay, Ross & Company Ltd. She is currently a director and member of the Audit Committee and of the Corporate Governance Committee of Wescast Industries Inc.

HOLDINGS 7,768 common shares 10,196 deferred share units	POSITION ON COMMITTEES OF THE BOARD Member of the Audit Committee Member of the Special Committee for Strategic Purposes

LUC ROSSIGNOL, Québec, Canada
CORPORATE DIRECTOR SINCE JANUARY 2000 Mr. Rossignol is the President of Local 233 of the Communications, Energy and Paper Workers Union.

HOLDINGS 1,600 common shares 5,104 deferred share units	POSITION ON COMMITTEES OF THE BOARD Member of the Environment, Health and Safety Committee

(1) On February 1, 2007 and prior to the annual and special meeting of shareholders, Mr. Lackenbauer will cease to serve as Chairman of the board of directors of the Company and Mr. Dufresne will be appointed Chairman of the board of directors of the Company.

Management Information Circular	8	Tembec Inc.

EMANUELE (LINO) SAPUTO, Québec, Canada

CORPORATE DIRECTOR SINCE JANUARY 2006

Mr. Saputo founded Saputo Inc. (“Saputo”), a dairy processor, with his parents in 1954. He became Chairman of the Board and President of Saputo in 1969. In 1997, following the initial public offering of Saputo, he was named Chairman of the Board and Chief Executive Officer of Saputo and remained in this position until March 2004, following which he remained Chairman of the Board.

HOLDINGS 16,569,960(2) common shares	POSITION ON COMMITTEES OF THE BOARD N/A

The average age of the nominee directors is 60.

Attendance Record of Directors for Board and Committee Meetings

The following table summarizes for each of the directors the number of board and committee meetings they attended since September 24, 2005.

Directors	Board of	Audit	Corporate	Environment,	Corporate	Human	Special
	Directors	Committee	Governance	Health and	Governance	Resources	Committee
			and Human	Safety	Committee(1)	Committee(1)	for Strategic
			Resources	Committee			Purposes
Committee(1)

André Bérard(2)	7 of 8	n/a	4 of 6	n/a	n/a	n/a	9 of 10

Norman M. Betts	9 of 10	5 of 5	n/a	n/a	n/a	3 of 3	14 of 14

James E. Brumm(3)	10 of 10	2 of 2	6 of 6	n/a	3 of 3	n/a	n/a

François Bujon de	8 of 10	n/a	n/a	1 of 2	n/a	3 of 3	n/a
L’Estang(4)

Gilles Chevalier	10 of 10	5 of 5	n/a	n/a	n/a	n/a	n/a

Guy G. Dufresne(5)	8 of 10	3 of 3	n/a	1 of 2	n/a	2 of 3	13 of 14

Peter S. Janson	10 of 10	n/a	6 of 6	4 of 4	3 of 3	n/a	14 of 14

Gordon S. Lackenbauer	10 of 10	n/a	6 of 6	n/a	3 of 3	3 of 3	13 of 14

James M. Lopez(6)	8 of 8	n/a	n/a	2 of 2	n/a	n/a	n/a

Mary Theresa McLeod(7)	8 of 10	4 of 5	n/a	n/a	2 of 3	n/a	6 of 7

Luc Rossignol	10 of 10	n/a	n/a	4 of 4	n/a	n/a	n/a

Emanuele (Lino) Saputo(8)	8 of 8	n/a	n/a	n/a	n/a	n/a	n/a

Attendance Record	93.13%	96%	91.67%	80%	91.67%	91.67%	93.58%

(1) On January 26, 2006, the board of directors approved the merger of the Corporate Governance and Human Resources Committees into a single Committee.
(2) Mr. André Bérard was elected to the board of directors and appointed to the Corporate Governance and Human Resources Committee on January 26, 2006.
(3) Mr. James E. Brumm resigned from the Audit Committee on January 26, 2006.
(4) Mr. François Bujon de l’Estang was appointed to the Environment, Health and Safety Committee on January 26, 2006.
(5) Mr. Guy G. Dufresne was appointed to the Audit Committee and resigned from the Environment, Health and Safety Committee on January 26, 2006.
(6) Mr. James M. Lopez was elected to the board of directors and appointed to the Environment, Health and Safety Committee on January 26, 2006.
(7) Ms. Mary Theresa McLeod was appointed to the Special Committee for Strategic Purposes on May 1, 2006.
(8) Mr. Emanuele (Lino) Saputo was elected to the board of directors on January 26, 2006.

(2) Of this amount, Mr. Saputo owns 377,910 common shares directly and 15,882,500 common shares indirectly through his affiliates (one of which, Placements Jolina Inc., owns 8,565,100 common shares representing 10% of the outstanding common shares of the Company). Mr. Saputo also exercises control over 309,550 common shares through powers of attorney.

Management Information Circular	9	Tembec Inc.

The table below summarizes the number of board and committee meetings held since September 24, 2005:

Meeting Type	Totals
Board	10
Audit	5
Corporate Governance and Human Resources	6
Environment, Health and Safety	4
Corporate Governance (prior to January 26, 2006)	3
Human Resources (prior to January 26, 2006)	3
Special Committee for Strategic Purposes	14

Total number of meetings held	45

Corporate Governance

     The Company's board of directors and management consider good corporate governance to be central to the effective and efficient operation of the Company. The Corporate Governance Policy of the Company (the "Policy") adopted by the board of directors defines the functions and the mandate of the board of directors in respect of corporate governance. The board of directors has established the following three standing committees, each with its own written mandate: the Corporate Governance and Human Resources Committee, the Audit Committee and the Environment, Health and Safety Committee. The Company's corporate governance practices are described in Schedule "C" attached to this Management Information Circular.

     All current and proposed directors, except Messrs. Lopez and Rossignol, qualify as independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices and all Audit Committee members qualify as independent within the meaning of Multilateral Instrument 52-110 – Audit Committees. Mr. James M. Lopez (the President and Chief Executive Officer of the Company) and Mr. Luc Rossignol (employee and President, Local 233 of the Communications, Energy and Paperworkers Union of Canada) are not considered independent.

     No shareholder of the Company has the ability to exercise a majority of the votes for the election of the board of directors.

     The board of directors has an Audit Committee which currently consists of Messrs. Gilles Chevalier (Chairman), Norman M. Betts, Guy G. Dufresne and Ms. Mary Theresa McLeod. All the members of the Audit Committee are financially literate. Messrs. Chevalier and Betts are considered "financial experts" within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002. Information related to the Audit Committee may also be found in the Company’s Annual Information Form dated December 18, 2006.

Compensation of Directors

     Non-management directors receive compensation for acting as members of the board of directors and as members of any committee of the board. Such directors receive the following annual and attendance fees:

ANNUAL BOARD RETAINERS

Chairman of the board	$75,000

Board members
(excluding the Chairman of the Board)	$25,000

ANNUAL COMMITTEE RETAINERS
Audit Committee
– Chairman	$7,500

– Member (excluding Committee Chairman)	$5,000

Management Information Circular	10	Tembec Inc.

Corporate Governance and Human Resources Committee
– Chairman	$7,500

– Member (excluding Committee Chairman)	$5,000

Environment, Health and Safety Committee
– Chairman	$5,000

– Member (excluding Committee Chairman)	$3,000

MEETING ATTENDANCE FEES
In person	$1,500

Via conference call	$1,000

     Non-management directors are reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings.

     From time to time, the Company may ask a director to attend other meetings or functions. Directors are paid $1,500 for attending each such meeting or function.

     During fiscal 2006, no ad hoc committees of the board of directors were created. A Special Committee for Strategic Purposes was created in fiscal 2005. This committee’s mandate involves considering and advising the board of directors on matters of strategic importance to the Company. It is still meeting from time to time to consider such matters. Members of this committee are paid $1,500 per meeting attended in person and $1,000 for each meeting in which they participated by telephone.

     The total amount of fees paid by the Company to its directors in respect of meetings of the board and its committees during fiscal 2006 was $613,375.

     Former Long-Term Incentive Plan

     Prior to fiscal 2006, directors could, twice-yearly, elect to subscribe for common shares under the stock purchase program set forth in the Former LTIP up to an amount equal to their retainer and attendance fees. In January and July of each year, directors were awarded options to purchase that number of shares equal to their semi-annual retainer and attendance fees divided by the market price of the shares multiplied by two which vest according to the vesting schedule under the Former LTIP. Directors who elected not to subscribe for the full amount of their semi-annual retainer and attendance fees would lose a pro rata portion of the options granted. Directors were not entitled to participating awards and bonuses and were not eligible for the Long-Term Bonus in the Former LTIP. (See "Report on Executive and Other Compensation — Long-Term Incentive Plan"). There are no longer any share purchases or options granted under the Former LTIP.

     Deferred Share Unit Plan

     In January 2006, a Share Unit Plan for Non-Executive Directors was approved (the “DSU Plan”) intended to replace the Former LTIP regarding long term incentive compensation for non-executive directors. The purpose of the DSU Plan is to enhance the Company’s ability to attract and retain high quality individuals to serve as members of the board and to promote a greater alignment of interests between non-executive members of the board and the shareholders of the Company. The Corporate Governance and Human Resources Committee determines directors’ annual entitlement to deferred share units (the “DSUs”). The Committee has decided that the Chairman of the board is entitled to an annual grant equivalent to $40,000 worth of DSUs and other non-executive directors receive annually the equivalent of $12,500 in DSUs. Grants are issued on a semi-annual basis. Non-executive directors may also elect to receive up to 100% of his or her annual retainer fee and/or fees other than the annual retainer fee in the form of DSUs in lieu of being paid in cash. The Committee may require that a percentage (up to 100%) of all fees payable semi-annually that would otherwise be paid in cash to an eligible director be received in the form of DSUs until such time as the eligible director meets the ownership guideline established from time to time by the Committee. The number of DSUs credited to a participant’s account is equal to the dollar amount of the grant or fees divided by either (i) the average market value of the Company’s common shares for the twelve months immediately preceding the applicable reference date for the fixed annual grant, or

Management Information Circular	11	Tembec Inc.

(ii) the average market value of the common shares for five days immediately preceding the applicable reference date for the grant, when the director opts to have his or her fees paid in DSUs.

Liability Protection for Directors and Officers

     The Company has entered into indemnification agreements with each of its directors. It also maintains directors' and officers' liability insurance which provides coverage against claims made against them during their term of office. The aggregate protection under the policy is for an amount of $75 million with no deductible for non-indemnifiable losses and deductibles of $250,000 for all other claims. Aggregate premiums were $981,490 for the 2005 policy year.

Code of Ethics

     The board of directors of the Company has adopted a Code of Ethics and Business Conduct which applies to directors and to all Tembec employees, including its Chief Executive Officer and its Chief Financial Officer. Consultants, suppliers and other individuals working with or on behalf of Tembec are encouraged to adhere to it. The Company’s Code of Ethics and Business Conduct is available on its website at www.tembec.com and at www.sedar.com. (See “Corporate Governance Practices – Ethical Business Conduct”).

Disclosure Policy

     The board of directors has adopted a Disclosure Policy for the Company. This policy, which is reviewed annually, provides guidance with respect to the Company's interaction with analysts and the public.

Tembec Compensation Program

     Tembec's general philosophy is to pay for performance at all levels of Tembec. As a consequence, Tembec's total compensation for management employees is based on the achievement of certain objectives, which include increasing shareholder value.

     Specifically, the objectives of Tembec's total compensation program are as follows:

1.	to encourage employees to support defined corporate principles, objectives and priorities;

2.	to encourage employees to become shareholders of the Company;

3.	to motivate and reward employees who contribute to increase shareholder value; and

4.	to retain key employees.

Composition of the Corporate Governance and Human Resources Committee

     In January 2006, the Corporate Governance Committee and the Human Resources Committee were merged into one committee, forming the Corporate Governance and Human Resources Committee (the "Committee"). The Committee is now composed of four members of the board of directors: Mr. James E. Brumm, Chairman of the Committee, as well as Messrs. André Bérard, Peter S. Janson and Gordon S. Lackenbauer, all of whom are independent directors. Mr. Robert K. Rae ceased to be member of the Committee in April 2006. The members of the Committee are neither officers, employees nor former officers or employees of the Company or any of its subsidiaries. The Committee may invite members of management and outside consultants and experts to attend meetings to provide advice and consultation as required. The Vice President, General Counsel and Secretary attends all meetings of the Committee.

Report on Executive and Other Compensation

     The Committee oversees the application of the policies, plans and compensation for all employees. The Company’s general philosophy is to pay for performance at all levels of the Company. The Committee makes recommendations to the board of directors on compensation payable to employees up to and including the Chief

Management Information Circular	12	Tembec Inc.

Executive Officer and other senior executives and approves compensation levels and grants for officers other than senior executives.

   Compensation — Unionized Employees

     The majority of Tembec's employees are covered under contractual agreements with unions representing the employees. The agreements define rates of pay for specific responsibilities as well as fringe benefits. The Company encourages flexibility and commitment, and in return, where applicable, provides enhanced job security, performance based incentive programs, and Tembec's Profit Sharing Plan. The Company also provides an opportunity to employees to become shareholders via its Employee Stock Purchase Plan.

   Compensation — Non-Unionized/Management Employees and Executives

     The majority of Tembec's non-unionized employees are paid a base salary plus an annual performance bonus determined by meeting objectives set out under the Short-Term Incentive Plan.

     Prior to January 2006, executives and key employees would also be able to participate in the Company's Former LTIP. The objective of this plan is to retain key employees and align their interests with those of shareholders by providing incentives to create enhanced shareholder value and encourage employees to own at least 50% of their annual salary on an ongoing basis in common shares of the Company. Members of the board of directors of the Company were also eligible to participate in the Former LTIP but were not eligible for participating awards, participating bonuses or the Long-Term Bonus (see “Long-Term Incentive Plan” below).

     In establishing the compensation of senior executives, the Committee refers to the average compensation levels from Hay Group Limited’s All Industrial market. This market covers most sectors of the economy with the exception of all Financial Organizations, Governments (at all levels), Government Agencies, Health and Education Institutions and Not-for-Profit Organizations and is felt to be the most representative for the Company’s activities. As of May 2005, this survey included 324 organizations.

Base Salary

     The base salary midpoint is set at 95% of the applicable All Industrial Average (AIA) for positions of similar responsibility as determined from time to time by various surveys conducted by independent professional compensation consultants. Annual salaries are then adjusted on the basis of the individual's performance, experience and position relative to peers in Tembec. Salary scales vary from 80% to 120% of the above mid-point. The salary of employees who do not qualify under the Company's incentive plans is set at the applicable median for total compensation and adjusted as noted above.

     In establishing the compensation of senior executive positions, the Committee refers to the AIA data provided by Hay Group Limited (the “Hay Group”), which is considered to be the most representative for Tembec’s activities and which surveys a total of 382 companies.

Employee Stock Purchase Plan

     The Employee Stock Purchase Plan is aimed at enabling employees to acquire an ownership interest in the Company and to participate in its future growth. Employees can purchase common shares of the Company up to 10% of their base salary or wage. All contributions made by the employees to the Employee Stock Purchase Plan shall constitute a trust fund which shall be held by a trustee. The trustee is responsible for purchasing shares on the market. Under certain conditions and if the shares are held for a minimum period of twelve months, participating employees will receive a bonus in shares bought on their behalf by the trustee on the open market equal to 25% of their total contributions.

Management Information Circular	13	Tembec Inc.

Short-Term Incentive Plan

     The Short-Term Incentive Plan (“STIP”) is designed to relate a portion of the individual's compensation to the Company's performance via an objective-based incentive program. The participants are compensated on corporate, business unit and individual objectives. A bonus target established for each position is expressed as a percentage of Salary Midpoint (AIA) and varies according to the position of the individual, with the target being 70% of Salary Midpoint for the Chief Executive Officer and senior executives and ranging down to 15% of Salary Midpoint for front-line supervision level. Satisfactory performance of the individual should result in an annual STIP pay-out equivalent to 100% of the target. For outstanding performance, an employee could attain a maximum potential of 200% of his target. The objectives and achievements for senior executives under the STIP are reviewed by the Corporate Governance and Human Resources Committee on an annual basis. Members of the board participate in the Company's annual strategic planning meeting where corporate objectives to be used under this plan are set.

Former Long-Term Incentive Plan

The Former LTIP was designed to:

1.	align the interests of key employees with those of shareholders by participation in a stock purchase program and through the granting of options in order to ensure that key employees own at least 50% of their base salary in shares on an ongoing basis;

2.	reward key employees if the Company's relative performance is superior to its competitors; and

3.	retain key employees.

     Under the stock purchase program, participants in the Former LTIP were granted an annual entitlement to purchase shares, without any financial assistance from the Company, determined by multiplying the individual's base salary by a factor applicable to the position. The factor ranged from 0.50 for the Chief Executive Officer, down to 0.10 depending on the level of the position. On the date of the grant of the entitlement, a key employee was awarded options to purchase that number of shares which is equal to the entitlement divided by the market price of the shares multiplied by two. An option granted under the LTIP expires no later than ten years after the date on which the option was granted. An option becomes vested and may be exercised after 24 months following the date of grant for up to 40% of the number of shares to which the participant is entitled, after 36 months following the date of grant, up to another 20% of the number of shares to which the participant is entitled, after 48 months following the date of grant, up to another 20% of the number of shares to which the participant is entitled and, after 60 months following the date of grant, up to the last 20% of the number of shares to which the participant is entitled. If an optionholder retires at normal age, the holder’s options vest immediately and may be exercised within five years. If an optionholder retires earlier than normal retirement age, all of the holder’s vested options may be exercised within five years and all of the holder’s unvested options, at the discretion of the Committee, vest immediately and may be exercised within five years. In case of a change of control of the Company leading to termination of an optionholder’s employment, such holder’s options will vest immediately and may be exercised within five years.

     Options are exercisable at a price per share equal to the weighted average closing price of the Company’s common shares on the TSX during the five trading days preceding the date of the option grant.

     As of November 30, 2006, the total number of common shares of the Company reserved for issuance under the Former LTIP is 5,159,966, or approximately 6% of the issued and outstanding common shares of the Company. 4,790,939 options to purchase 4,790,939 common shares representing 5.6% of the issued and outstanding common shares of the Company are outstanding under predecessor plans as of November 30, 2006.

Management Information Circular	14	Tembec Inc.

     Any options granted under the Former LTIP will terminate (i) on the date of expiration specified in the notice of grant, such date being no later than ten years after the date the option is granted; (ii) immediately upon the termination of the optionee’s employment when the employment is terminated for cause; (iii) 90 days after the date of the termination of the optionee’s employment due to his or her resignation; and (iv) 180 days after the date of the optionee’s death, during which period the options may be exercised only by the optionee’s legal personal representatives and only to the extent the optionee would have been entitled to exercise the options at the time of his or her death.

     Key employees who committed to purchase shares under an annual entitlement received a participating award and a participating bonus and will be eligible to receive a Long-Term Bonus based on the Company's performance compared with a sample of the return on capital invested of companies in the Canadian forest products industry at the end of a measurement period and based on the number of shares committed in the subscription.

     The rights of a participant pursuant to the provisions of the Former LTIP are non-assignable. The board of directors of the Company may, subject to approval of the TSX, amend or terminate the Former LTIP at any time but, in such event, the rights of employees will be preserved and maintained. The terms of the Former LTIP do not require that shareholder approval be obtained in order for the Former LTIP to be amended. In accordance with TSX Staff Notice 2006 – 0001 dated June 6, 2006, the Board is proposing amendments to the Former LTIP to include a new amendment procedure and the extension of the expiry date of options should such date fall within a blackout period. See “Amendments to the Former Long-Term Incentive Plan” on page 5 for more details on the proposed amendments.

Current Long-Term Incentive Plan:

     The new long-term incentive plan provides for the award of Performance Share Units (the “PSUs”). The purpose of the Performance Share Unit Plan (the “PSU Plan”) is to retain key employees and encourage the achievement of the Company’s objectives by key employees and to promote a greater alignment of interests between such employees and the shareholders of the Company. The number of PSUs to be awarded is determined by applying a factor to the Participant’s base salary and dividing the result with the 12-month average month-end closing price market value of common shares of the Company. These factors are defined in the PSU Plan as follows:

Maximum Annual Performance Share Unit Value
Participants	(multiple of Base Salary)

Chief Executive Officer	0.500

Group Presidents, Executive Vice-Presidents and Chief Financial Officer	0.250

Corporate Vice-Presidents	0.175

Other Participants	0.100

     25% of the awarded PSUs vest following three years after the effective date, provided that the participant is still an employee of the Company. All or a portion of the remaining 75% vest after three years following the effective date, based on actual financial performance versus pre-determined objectives, as determined by the Committee. Following the determination of the vesting percentage, a participant shall receive in satisfaction of the number of vested PSUs, a cash payment determined as the product of the number of vested PSUs and the average market value of the Company’s common shares over the last 5 trading days prior to the date of payment. Upon receipt of a cash payment, a participant is required to use 50% thereof to purchase common shares until he or she attains predetermined ownership levels.

Management Information Circular	15	Tembec Inc.

Key Employee Retention Plan

     Prior to introducing the PSU Plan, the Committee adopted a one-time Key Employee Retention Plan to reward and retain a core group of executives and key employees. This plan provides for payment of pre-determined lump sum bonuses based on increasing the Company’s market enterprise value. Market Enterprise Value is defined as the sum of market value of equity, market value of public debt, bank indebtedness, other interest bearing debt including proportionate share of 50% ventures, minority interest and preferred shares; less cash on hand. A potential payment to each participant will occur after a three-year period and a maximum lump sum amount has been determined for each participant.

CEO Compensation

     Mr. James M. Lopez currently receives an annual base salary of $850,000 as President and Chief Executive Officer of the Company. The Committee has decided to adjust Mr. Lopez’s base salary to $880,000 for the coming year.

     With respect to his total compensation for Fiscal 2006, Mr. Lopez earned a bonus of $358,505 under the short-term incentive plan representing 50% of his target or 25% of his maximum bonus potential under such plan.

     The annual cash compensation package of the President and Chief Executive Officer consists of an annual base salary and an annual bonus with a target amount that is based on an anticipated level of performance. The practice of the Committee when establishing the amount for each element of the compensation is to align them to the median of a pertinent reference market. This information reported by the Hay Group is based on an analysis of compensation practices for positions similar to that of Mr. Lopez, performed in relation to a selected group of 30 organizations in the Canadian industrial sector. This approach is felt to be the most appropriate based on Tembec’s size and activities.

     Mr. Lopez’s total compensation package for Fiscal 2006 places him at the P25 reference point for the sample organizations found in Hay’s analysis.

     The above report is submitted by the Corporate Governance and Human Resources Committee which is composed of the following members:

JAMES E. BRUMM      ANDRÉ BÉRARD      PETER S. JANSON      GORDON S. LACKENBAUER

Executive Compensation

     The following summary compensation table shows certain compensation components earned under the above programs by the Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers of the Company and the former Chief Executive Officer of the Company ("Named Executive Officers") for services rendered during the financial years ended September 30, 2006, September 24, 2005 and September 25, 2004. This information includes the dollar value of base salaries and bonus awards, the number of shares covered by options and certain other compensation.

Management Information Circular	16	Tembec Inc.

SUMMARY COMPENSATION TABLE

						Long-Term Compensation
					Awards		Payouts
					Securities	Shares or
				Other annual	Under Options	Units Subject	LTIP(2)	All Other
Name and Principal		Salary	Bonus	Compensation	Granted	to Resale	Payouts	Compensation
Position	Year	($)	($)	($)(1)	(#)	($)	($)	($)(3)(4)

James M. Lopez	2006	787,100	358,505	5,763	182,160	—	43,750	6,000
President and Chief Executive	2005	337,500	127,140	5,389	88,598	—	37,500	6,000
Officer	2004	287,500	166,427	5,978	8,027	—	15,626	6,500

Terrence P. Kavanagh	2006	500,000	91,005	19,315	—	—	—	6,000
Executive Vice-President,	2005	500,000	187,525	17,077	146,492	—	113,750	6,000
Chief Operating Officer	2004	487,500	179,779	16,855	28,899	—	56,250	6,000

Michel Dumas	2006	370,000	74,936	8,902	136,854	—	46,250	6,000
Executive Vice-President,	2005	365,000	127,388	7,987	95,030	—	43,750	6,000
Finance and Chief	2004	350,000	154,786	7,452	22,477	—	43,750	13,500
Financial Officer

John Valley(5)	2006	335,417	115,240	—	182,160	—	43,750	20,125
Executive Vice President,	2005	—	—	—	—	—	—	—
Business Development and	2004	—	—	—	—	—	—	—
Corporate Affairs

Yvon Pelletier	2006	280,000	68,873	1,427	6,000	—	—	6,000
Executive Vice President,	2005	259,500	68,559	1,720	16,531	—	12,000	6,000
President Pulp Group	2004	238,750	71,846	3,135	—	—	—	6,000

Frank A. Dottori	2006	713,125(6)	—	—	—	—	241,250	2,652,314(7)
Former President and Chief	2005	948,750	587,066	65,030	265,791	—	225,000	42,000(8)
Executive Officer	2004	885,000	322,387	77,811	107,889	—	210,000	27,000

(1)	Amounts shown in this column include the taxable benefit from loans by Tembec which were granted for relocation purposes and/or for the purchase of Company shares and the benefit from the exercise of options and/or the sale of shares related to such options.

(2)	Amounts shown in this column include the participating awards used by the trustee to purchase shares and the participating bonuses in cash granted under the Former LTIP. See "Compensation — Non-Unionized / Management Employees and Executives — Former Long-Term Incentive Plan".

(3)	Amounts shown in this column include the Company's contribution under the Employee Stock Purchase Plan. The executive officers of the Company participate in this plan on the same basis as all other employees of the Company. Under this plan, employees can purchase common shares of the Company up to 10% of their base salary or wage. The Company contributes 25% of the amount invested by the employee if the shares are held for a minimum period of twelve months. Purchases of common shares under this plan occur on the open market.

(4)	Amounts shown in this column also include Tembec's contributions under the defined contribution pension plan which were made for all the Named Executive Officers.

(5)	Mr. Valley has been engaged as Executive Vice-President, Business Development and Corporate Affairs of the Company since October 15, 2005.

(6)	$442,292 of this amount represents the salary earned by Mr. Dottori as President and Chief Executive Officer from October 1, 2005 to January 26, 2006 and as employee from January 26, 2006 to March 14, 2006. $270,833 of this amount represents fees received by Mr. Dottori as a consultant from March 15, 2006 to September 30, 2006.

(7)	$21,000 of this amount represents the estimated taxable benefit to Mr. Dottori in relation to his use of a residence owned by Tembec Industries Inc. for the 2006 fiscal year, $300,000 of this amount represents a special retirement bonus, $2,306,131 of this amount represents a payment under the Supplementary Pension Plan and $25,183 of this amount represents pension payments received by Mr. Dottori during the 2006 fiscal year.

(8)	This amount represents the estimated taxable benefit to Mr. Dottori in relation to his use of a residence owned by Tembec Industries Inc. for the 2005 fiscal year.

Management Information Circular	17	Tembec Inc.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

     The following table sets out information as of September 30, 2006 with respect to the Former LTIP.

	Number of securities to be	Weighted-average	Number of securities remaining
	issued upon exercise of	exercise price of	available for future issuance under
	outstanding options,	outstanding options,	equity compensation plans (excluding
Plan Category	warrants and rights	warrants and rights	securities reflected in the first column)

Former LTIP	4,829,239	$7.35	330,727

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

     The following table summarizes the option grants made to the Named Executive Officers during the financial year ended September 30, 2006 under the Former LTIP.

Name	Securities	% of Total	Exercise or	Market Value of	Performance	Expiration Date
	Under	Options	Base Price	Securities	or Other(1)
	Options	Granted to	($/Security)	Underlying	Period Until
	Granted	Employees in		Option on the	Maturation
	(#)	Financial		Date of Grant	or Payout
		Year		($/Security)

James M. Lopez	182,160	17.0%	2.1300	2.1300	10 years	November 24, 2015

Michel Dumas	86,854	8.1%	2.1300	2.1300	10 years	November 24, 2015
	50,000	4.7%	0.9700	0.9700	10 years	January 25, 2016

John Valley	50,000	4.7%	2.4000	2.4000	10 years	October 17, 2015
	82,160	7.6%	2.1300	2.1300	10 years	November 24, 2015
	50,000	4.7%	0.9700	0.9700	10 years	January 25, 2016

Yvon Pelletier	6,000	0.6%	0.9700	0.9700	10 years	January 25, 2016

(1) See description of the Former LTIP above.

     The securities under options granted are common shares of the Company.

     The following table summarizes for each of the Named Executive Officers, the number of options exercised in the financial year ended September 30, 2006, the aggregate value realized upon exercise and the total number of unexercised options held at September 30, 2006. The value realized upon exercise is the difference between the market value of the common shares on the exercise date and the exercise or base price of the options. The value of unexercised in-the-money options at financial year-end is the difference between their exercise price and $1.39 per share, which was the market value of the common share on September 30, 2006. These options have not been and, in some cases, may not be exercised. Actual gains on exercise, if any, will depend on the value of the Company's common shares on the date of exercise.

Management Information Circular	18	Tembec Inc.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

	Securities				Value of Unexercised
	Acquired On	Aggregate	Unexercised Options		in-the-Money Options
	Exercise	Value Realized	at FY-End		at FY-End
	(#)	($)	(#)		($)
			Exercisable	Unexercisable	Exercisable Unexercisable
Frank A. Dottori	0	0	444,526	362,104	0	0
Terrence P. Kavanagh	0	0	102,900	149,892	0	0
Michel Dumas	0	0	106,531	253,730	0	21,000
James M. Lopez	0	0	66,731	281,054	0	0
John Valley	0	0	0	182,160	0	21,000
Yvon Pelletier	0	0	37,000	22,531	0	2,520

RETIREMENT PLANS

Retirement Plans — Unionized Employees

     The purpose of retirement plans is to provide an adequate income replacement upon retirement. Tembec provides certain benefits through basic pension plans. The basic plans for unionized employees will vary from defined benefit plans to defined contribution plans to RRSP’s, pursuant to the various labour agreements.

Retirement Plans — Management Employees and Executives

     The Company provides certain benefits through basic pension plans, as well as supplemental pension benefits for certain individuals.

Base Plan

     For services prior to January 1, 2000, the basic plan for management employees and executives is a defined benefit plan which provides for a benefit of 1.0% of the average of the best consecutive five years of earnings (base salary and bonus) of the last ten years, multiplied by the years of credited service up to December 31, 1999.

     For services after January 1, 2000, the basic plan for management employees and executives is a defined contribution plan which provides for a contribution by Tembec of 6% of the employee's base salary and bonus. Individual accounts are set up for each employee who can direct their investments amongst a selection of mutual funds and a 5-year GIC. A group RRSP is also available to allow employees to save additional amounts for their retirement.

     Earnings under this plan are limited to $100,000 for executives participating in the Supplementary Pension Plan. The cap of $100,000 in the base plan for Mr. Dottori and Mr. Kavanagh was introduced in 1990.

Supplementary Pension Plan

     A Supplementary Pension Plan is in place for the executives who participated in this plan prior to January 1, 2000. The plan provides coverage for earnings in excess of $100,000 per year. The benefit of the Supplementary Pension Plan is fixed at 1.6% of the average of the best consecutive five years of earnings (base salary plus bonus earned) of the last ten years, in excess of the base salary as defined in the basic plan above, multiplied by the years of credited service.

Management Information Circular	19	Tembec Inc.

     The following tables show the estimated annual benefits payable to participants under the retirement plans (base plan) and the Tembec Supplementary Pension Plan upon retirement after a certain number of credited years of service.

PLAN TABLE

Remuneration			Years of Service(1)
($)	15	20	25	30	35

Base Plan
$100,000+	$15,000	$20,000	$25,000	$30,000	$35,000
Supplementary Plan
$150,000	$12,000	$16,000	$20,000	$24,000	$28,000
$175,000	$18,000	$24,000	$30,000	$36,000	$42,000
$200,000	$24,000	$32,000	$40,000	$48,000	$56,000
$250,000	$36,000	$48,000	$60,000	$72,000	$84,000
$300,000	$48,000	$64,000	$80,000	$96,000	$112,000
$400,000	$72,000	$96,000	$120,000	$144,000	$168,000
$500,000	$96,000	$128,000	$160,000	$192,000	$224,000
$600,000	$120,000	$160,000	$200,000	$240,000	$280,000
$700,000	$144,000	$192,000	$240,000	$288,000	$336,000
$800,000	$168,000	$224,000	$280,000	$336,000	$392,000
$900,000	$192,000	$256,000	$320,000	$384,000	$448,000
$1,000,000	$216,000	$288,000	$360,000	$432,000	$504,000
$1,100,000	$240,000	$320,000	$400,000	$480,000	$560,000
$1,200,000	$264,000	$352,000	$440,000	$528,000	$616,000
$1,300,000	$288,000	$384,000	$480,000	$576,000	$672,000
$1,400,000	$312,000	$416,000	$520,000	$624,000	$728,000

$1,500,000	$336,000	$448,000	$560,000	$672,000	$784,000

(1) Under the Plans, the following Named Executive Officers have earned the following number of credited years of service on September 30, 2006.

Management Information Circular	20	Tembec Inc.

     The benefits listed in the table above are not subject to any deduction for social security or other offset amounts such as Canadian Pension Plan or Québec Pension Plan amounts.

	Supplementary Plan Years	Basic Plan Years

F.A. DOTTORI	32.4	26.1
T.P. KAVANAGH	31.2	25.4
M. DUMAS*	20.1	14.3
J. M. LOPEZ	15.8	10.0
Y. PELLETIER	24.1	18.3
J. VALLEY (Defined contribution plan only)	n/a	n/a

* Mr. Dumas’ service includes years with a subsidiary of the Company in a similar plan.

Indebtedness

     The aggregate indebtedness to Tembec as at November 14, 2006 of all executive officers, directors, employees and former executive officers, directors and employees entered into regarding the purchase of securities of the Company and all other indebtedness, excluding routine indebtedness (as defined under applicable securities laws), was approximately $4,400,000. The table below represents the approximate aggregate indebtedness, excluding routine indebtedness, outstanding as at November 18, 2006 entered into in connection with a purchase of securities and all other indebtedness.

AGGREGATE INDEBTEDNESS (MILLION $)

Purpose		To the Company or its Subsidiary			To Another Entity

Share Purchase			$2.6		N/A
Other			$1.8		N/A

The table below represents amounts outstanding on loans made prior to July 2002.

TABLE OF INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
UNDER SECURITIES PURCHASE AND OTHER PROGRAMS

						Amount
		Largest Amount	Amount	Financially Assisted		Forgiven
	Involvement	Outstanding During	Outstanding as at	Securities Purchases		During
	of Company	2006 Fiscal Year	November 2, 2006	During 2006 Fiscal	Security for	2006 Fiscal
Name and Principal Position	or Subsidiary	($)	($)	Year	Indebtedness	Year

Securities Purchase Programs
JAMES M. LOPEZ
President and Chief Executive Officer	Lender	169,861.00	158,923.20	N/A	12,900 common shares	N/A
ÉRIC BERGERON
Vice-President, Human Resources	Lender	3,642.50	3,278.25	N/A	250 common shares	N/A
PAOLO DOTTORI
Vice-President, Environment, Energy and
Technology	Lender	25,267.00	22,296.00	N/A	2,500 common shares	N/A
MICHEL DUMAS
Executive Vice-President, Finance
and Chief Financial Officer	Lender	261,502.00	243,522.00	N/A	21,000 common shares	N/A
CHARLES GAGNON
Former Vice-President, Corporate Culture
and Social Responsibility	Lender	88,995.60	82,608.30	N/A	6,950 common shares	N/A
THOMAS MCANDREW GALE
Executive Vice-President, President
Chemical Group	Lender	42,120.00	42,120.00	N/A	4,000 common shares	N/A

Management Information Circular	21	Tembec Inc.

						Amount
		Largest Amount	Amount	Financially Assisted		Forgiven
	Involvement	Outstanding During	Outstanding as at	Securities Purchases		During
	of Company	2006 Fiscal Year	November 2, 2006	During 2006 Fiscal	Security for	2006 Fiscal
Name and Principal Position	or Subsidiary	($)	($)	Year	Indebtedness	Year

TERRENCE P. KAVANAGH
Executive Vice-President and
Chief Operating Officer	Lender	350,071.00	324,935.70	N/A	28,150 common shares	N/A
STEPHEN NORRIS
Treasurer	Lender	52,813.10	49,067.70	N/A	4,925 common shares	N/A
YVES OUELLET
Vice-President, Administration	Lender	86,286.00	80,678.10	N/A	7,450 common shares	N/A
MAHENDRA A. PATEL
Vice-President, Engineering, Purchasing
and Services	Lender	89,580.00	84,613.50	N/A	6,750 common shares	N/A
YVON PELLETIER
Executive Vice-President, President Pulp
Group	Lender	43,456.00	38,400.00	N/A	3,500 common shares	N/A
JACQUES ROCHON
Vice-President, Information Technology	Lender	47,637.00	43,173.00	N/A	3,750 common shares	N/A
JACQUES ROCRAY
Former Vice-President, Environment and
Technology	Lender	94,260.60	90,151.80	N/A	7,450 common shares	N/A
DENNIS ROUNSVILLE
Executive Vice-President, President Forest
Products Group	Lender	10,199.00	9,179.10	N/A	700 common shares	N/A
JEAN-LOUIS TÉTRAULT
Vice-President, Insurance and Risk
Management	Lender	82,002.00	77,538.00	N/A	7,000 common shares	N/A
RICHARD TREMBLAY
Corporate Controller	Lender	61,370.00	56,806.95	N/A	5,175 common shares	N/A
MEL ZANGWILL
Senior Vice-President, President
Paperboard Group	Lender	104,620.00	98,700.00	N/A	11,000 common shares	N/A
Other Programs
ÉRIC BERGERON
Vice-President, Human Resources	Lender	13,666.00	12,222.00	N/A	N/A	N/A
TERRENCE P. KAVANAGH
Executive Vice-President and
Chief Operating Officer	Lender	214,167.00	208,750.00	N/A	N/A	N/A
YVES OUELLET
Vice-President, Administration	Lender	1,749.00	666.00	N/A	N/A	N/A
YVON PELLETIER
Executive Vice-President, President Pulp
Group	Lender	68,922.00	68,922.00	N/A	N/A	N/A
RICHARD TREMBLAY
Corporate Controller	Lender	456.00	0.00	N/A	N/A	N/A

     The loans granted by Tembec to the persons named above to purchase shares of the Company were made for a term of ten years bearing an interest rate determined by the Human Resources Committee, one of two predecessor committees to the Corporate Governance and Human Resources Committee. The loans granted by Tembec under other programs relate to home purchases and are not interest-bearing, except for the home purchase loan made to Yvon Pelletier in the amount of $68,922.00 which bears interest at an annual rate of 5.3% . All loans were made prior to July 2002. Directors and executive officers are no longer entitled to be granted loans in connection with a purchase of securities.

Interest of Informed Persons in Material Transactions

     Tembec completed the sale of its oriented strandboard (OSB) business located in Saint-Georges-de-Champlain, Quebec to Jolina Capital Inc., on February 27, 2006, for total consideration of $98 million, with $88 million payable at closing, and the balance being payable in the form of a $10 million interest-bearing note, repayable in equal annual instalments over a five-year period. As a result of this transaction, the Company recorded a gain of $63.5 million in the quarter ending March 25, 2006 with an after tax effect of $47.2 million or $0.55 per share. Jolina Capital Inc. is a company controlled by Mr. Emanuele (Lino) Saputo, a significant shareholder and current director of Tembec.

Management Information Circular	22	Tembec Inc.

Termination of Employment, Change in Responsibilities and Employment Contracts

     The Company has employment contracts in force with each of the officers listed under the Table of Indebtedness above and Antonio Fratianni, except for Jean-Louis Tétrault, Charles Gagnon and Jacques Rocray.

     Pursuant to these employment agreements, in the event of a substantial change to the essential terms of the employee’s contract resulting from a sale or lease of all or substantially all of the Company’s assets, the amalgamation, consolidation or merger of the Company, or the Company’s insolvency (the “Substantial Change”), each employee, other than Mr. James M. Lopez, shall be entitled to the payment of the equivalent of 24 months of salary as well as monetary compensation for all benefits that would otherwise be paid for the two years following the termination of his employment. In similar circumstances, Mr. James M. Lopez shall be entitled to the payment of the equivalent of 30 months of salary as well as monetary compensation for all benefits that would otherwise be paid for the 30 months following termination of his employment.

Performance Graph

     The following performance graph shows the yearly change in the cumulative total shareholder return on the Company's common shares compared with the S&P/TSX Composite Index and the S&P/TSX Canadian Materials Index over the five-year period ended September 30, 2006.

     The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid. The calculation excludes trading commissions and taxes. Total shareholder returns from each investment, whether measured in dollars or percentage terms, can be calculated from the year-end investment values in the graph below.

Notes:
1.	S&P/TSX Capped Materials Index was previously called S&P/TSX Canadian Materials Index. Name change was effective May 1, 2003.
2.	Tembec has not paid any dividends.
2.	S&P/TSX Composite Index and S&P/TSX Capped Materials Index are both total return indices (all dividends reinvested).
3.	Data up to September 30, 2006.

Management Information Circular	23	Tembec Inc.

Audit Committee Information

     Information required by Schedule 52-110F1 of Multilateral Instrument 52-110 relating to the Audit Committee is available in the Company’s Annual Information Form for the fiscal year ended September 30, 2006. A copy of the Company’s Annual Information Form is available on SEDAR (www.sedar.com) or can be obtained upon request to the Secretary of the Company at 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Quebec, H3B 1X9 (facsimile: (514) 871-1980).

Appointment and Remuneration of Auditors

     KPMG LLP, chartered accountants, are currently the auditors of the Company. The board of directors of the Company, on the recommendation of its Audit Committee, proposes that KPMG LLP be re–appointed as auditors of the Company.

     It is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby for the appointment as auditors of the Company of the firm KPMG LLP, at a remuneration to be fixed by the board of directors. Except where the authority to vote in favour of the appointment of auditors is withheld, the persons whose names are printed on the form of proxy or voting instructions card intend to vote FOR the appointment of KPMG LLP, chartered accountants, as auditors of the Company and to vote FOR authorizing the Board of Directors to determine their remuneration.

     The following table shows fees paid to KPMG LLP in Canadian dollars in the past two fiscal years for various services provided to the Company and its subsidiaries:

	Year Ended	Year Ended
	September 24, 2005	September 30, 2006
KPMG
Audit Fees	$1,100,000	$2,015,000
Audit-Related Fees	$335,000	$407,000
Tax Fees	$223,000	$264,000
Other Fees	$37,000	$17,000

Total	$1,695,000	$2,703,000

Audit Fees

     These fees include professional services rendered by the external auditors for statutory audits of the annual financial statements and for other audits.

Audit-Related Fees

     These fees include professional services that reasonably relate to the performance of the audit or review of Tembec’s financial statements, including audit of the pension plans.

Tax Fees

     These fees include professional services for tax compliance, tax advice and tax planning.

Other Fees

     The fees include the total fees paid to the auditors for all services other than those presented in the categories of audit fees, audit related fees and tax fees, including the consultation services for the diligent audit for the purposes of acquisition, expatriates fees and certain filings.

Management Information Circular	24	Tembec Inc.

Other Matters

     Unless otherwise specified, the information contained herein is given as of November 30, 2006. The management knows of no matters which will come before the meeting other than the matters referred to in the notice of meeting. If any amendments or new matters are submitted to the meeting, the accompanying proxy instrument will be voted on such amendments or new matters in accordance with the best judgment of the person voting it.

Additional Information

     Financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year. Copies of the Company’s latest annual information form and annual report, including audited financial statements and management’s discussion and analysis, may be obtained on request from the Secretary of the Company at 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Quebec, H3B 1X9 (facsimile: (514) 871-1980). Additional information relating to the Company is available on SEDAR at www.sedar.com.

Montréal, Québec, December 12, 2006.

TONY FRATIANNI
Vice President, General Counsel and Secretary

Management Information Circular	25	Tembec Inc.

SCHEDULE “A”

RESOLUTION AND TEXT OF NEW BY-LAW NO. 2006-1

Enactment of new By-Law No. 2006-1

WHEREAS it is deemed expedient and in the best interest of the Company to repeal and replace the current by-laws of the Company; and

WHEREAS it is deemed expedient and in the best interest of the Company for the shareholders to confirm the repeal of the current by-laws and the adoption of new By-Law No. 2006-1.

BE IT RESOLVED:

THAT the repeal of the current by-laws of the Company and the adoption of By-Law No. 2006-1, as approved by the directors on September 28, 2006, be hereby confirmed and approved.

Management Information Circular	26	Tembec Inc.

TEMBEC INC.
(the “Company”)

BY-LAW NO. 2006-1

GENERAL BY-LAWS OF THE COMPANY

Management Information Circular	27	Tembec Inc.

TEMBEC INC.
(the “Company”)

BY-LAW NO. 2006-1

GENERAL BY-LAWS OF THE COMPANY

1.	INTERPRETATION

1.1	Definitions Unless there exists an express provision which contradicts the following definitions or unless the context otherwise requires, the expression:

“Act” designates the Companies Act, L.R.Q. 1977, c. C-38, as amended by An Act to Amend the Companies Act and Other Legislation, L.Q. 1979, c. 31, and by any subsequent amendment, including any act that may replace it;

“articles” designates the articles of the Company, including any amendment to the said articles;

“Board” or “Board of Directors” designates all the directors of the Company;

“by-laws” designates the present by-laws as well as any other by-law actually in force and includes any amendment to the said by-laws;

“directors” designates the Board of Directors and includes a single director;

“officer” designates the Chairman of the Board, the President, the Executive Vice-President(s), the Secretary and the Treasurer or such officers as the Board of Directors may by resolution determine.

Save as aforesaid, words and expressions defined in the Act have the same meaning when used herein. Where the context so requires, words importing the singular number include the plural and vice versa.

1.2	Head office

          The head office of the Company is situated in judicial district of the Province of Quebec as shown in the articles of the Company. The directors may, by resolution, change the address of the head office of the Company, within the judicial district indicated in its articles.

1.3	Fiscal year

The fiscal year of the Company shall terminate on the last Saturday of September in each year or on such other date as the directors may from time to time by resolution determine.
2.	DIRECTORS

2.1	Number and quorum

          Subject to the provisions of the Act, the Board of Directors shall be entitled from time to time, to fix by resolution the number of directors within the minimum and maximum numbers indicated in the articles of the Company. The directors shall determine the quorum for the meetings of the Board of Directors, but until otherwise determined, simple majority of the directors in office constitutes a quorum, provided that, after the commencement of the meeting, one-third (1/3) of the number of directors shall constitute a quorum for the transaction of business at the meeting. If there is no quorum at a meeting, a majority of the directors present may adjourn the meeting to a fixed time and place, but no other business may be transacted.

Management Information Circular	28	Tembec Inc.

2.2	Qualifications

A director is required to hold shares, other securities of the Company or share units either directly or indirectly.
The precise number of shares, other securities or share units required to be held by a director shall be determined by the
Board of Directors from time to time. A director is not required to be a resident of Canada or of the Province of Quebec.
Any individual may be a director of the Company, with the exception of the following individuals:

	a)	those who are less than eighteen (18) years of age;
	b)	those who are under tutorship or curatorship or a person that has been declared incapable by a court in
Canada or elsewhere; and
	c)	those who are undischarged bankrupts.

2.3	Powers

The Board of Directors administers the affairs of the Company in all things and makes or causes to be made for the Company, in its name, any contract which the Company may lawfully enter into and generally exercises all such other powers and do all such other acts and things as the Company is by its articles or otherwise entitled to exercise and do.

Subject to applicable law and the delegation of authority to officers of the Company, the Board of Directors is expressly empowered to purchase, lease or otherwise acquire, alienate, sell, exchange or otherwise dispose of shares, stocks, rights, warrants, options, bonds, debentures and other securities, lands, buildings, patents and any and all other property, moveable or immoveable, real or personal, or any right or interest therein for such consideration and upon such terms and conditions as the Board of Directors may deem advisable.

2.4	Election and term of office

Unless the articles of the Company confer upon the holders of a category or a series of shares the exclusive right to elect one (1) or more directors, in which case, the provisions of the articles of the Company prevail, each director shall be elected by a majority of votes cast at the annual meeting of shareholders. A vote by ballot shall not be necessary for the election of the directors of the Company, unless it is required by someone present and entitled to vote at the meeting at which such election takes place. Outgoing directors shall be eligible for re-election if otherwise qualified. An outgoing director shall retain office until the dissolution or adjournment of the meeting at which his or her successor is elected.

Subject to the following, the directors shall hold office from the date of the meeting at which they are elected or appointed until the close of the following annual meeting of the shareholders at which an election of directors takes place or until his or her office is vacated. So long as a quorum of directors remains in office, any vacancies occurring in the
Board of Directors may be filled, for the remainder of the term, by the directors, from among qualified persons.

2.5	Meetings of directors

The Board of Directors shall, without notice, meet as soon as practicable after the annual meeting of shareholders to elect a Chairman of the Board, the President of the Company and all other officers of the Company, as well as to transact all other business as deemed necessary. Meetings of the Board of Directors may be held at such time and place as the directors may from time to time by resolution decide. Meetings may be held at any time without formal notice being given if all the directors are present, or if a quorum is present and those directors who are absent have signified either before, during or after the meeting of directors, their consent in writing, by any electronic or other communication facilities, to the holding of a meeting in their absence, and any resolution passed, or proceeding had, or action taken at such meeting shall be as valid and effectual as if it had been passed at or taken at a meeting duly called and constituted.

2.6	Participation by communication facilities

The directors may participate at a meeting of the Board of Directors by means of telephone or other means of communication which would enable all persons participating at the meeting to hear each other. The directors who participate at a meeting by such means are deemed to be present.

Management Information Circular	29	Tembec Inc.

2.7	Notice of meeting of the directors

Meetings of the Board of Directors may be called at any time by the Chairman of the Board or the Secretary on the direction of the Chairman of the Board or any two (2) directors by mail, facsimile, or by any electronic or other communications facilities. Notice of a time and place of each meeting of the Board shall be given to each director at least forty-eight (48) hours before the meeting. A notice of the meeting of the Board need not specify the business to be transacted at the meeting except as may be required by the Act. When, in the opinion of the Chairman of the Board or any two (2) directors, the calling of a meeting of the Board of Directors is a matter of urgency, he, she or they may call such meeting by telephone, electronic mail or facsimile at least twenty-four (24) hours before the said meeting. Such notice is deemed sufficient, as to the validity of such meeting.

The accidental failure to give notice of a meeting of the Board to a director or any error in such notice shall not invalidate any action taken at the meeting. It shall not be necessary to give notice of the first meeting of the Board to be held following the election of directors at a meeting of the shareholders if a quorum is present at the Board meeting.

2.8	Adjournment of meetings

The chairman of the meeting of the Board of Directors may, with the consent of a majority of the directors present, adjourn any meeting to another date and place. The reconvening of any meeting so adjourned may take place without formal notice, provided a quorum is attained. If a quorum of directors exists at the adjourned meeting, the directors may hold the meeting in conformity with the modalities established before its adjournment. The directors constituting a quorum at the meeting so reconvened need not be the same persons who were present at the original meeting. If a quorum of directors does not exist at the commencement of the reconvened meeting, the meeting is deemed to have terminated at the adjournment of the original meeting.

2.9	Chairman of the meetings

The Chairman of the Board shall preside at all meetings of the Board of Directors. If there is no Chairman of the
Board or if he or she is absent, the meeting shall be chaired by any director chosen by the majority of the members of the
Board of Directors in attendance.

2.10 Secretary of the meetings

At any meeting of the Board of Directors, the Secretary or, in his or her absence, an Assistant Secretary, or in the absence of an Assistant Secretary, any person appointed by the chairman of the meeting shall act as secretary of the meeting.

2.11 Voting

Subject to the present by-laws, each director is entitled to one (1) vote. Any matter presented to the Board of
Directors shall be decided by the affirmative vote of at least a simple majority of the directors voting. In the case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote. Voting shall be held by a show of hands, unless the chairman of the meeting or a director demands a ballot. If a ballot is demanded, the secretary of the meeting serves as scrutineer, and counts the ballots. Voting by proxy is not permitted at any meeting of directors.

2.12 Resolutions in writing

A resolution in writing, signed by all the directors entitled to vote on such a resolution at a meeting of the Board of Directors, is as valid as if it had been passed at a meeting of the Board of Directors. A copy of such resolution is kept with the minutes of the proceedings of the Board of Directors.

Management Information Circular	30	Tembec Inc.

2.13   Validity of the acts of the directors

          Notwithstanding any subsequent discovery that there was some defect in the election of the Board of Directors or in the election or appointment of a director, or that one or more members of the Board of Directors was disqualified, acts done by them shall be as valid and as binding on the Company as if the election had been regular or each person eligible.

2.14   Remuneration

          The remuneration to be paid to the directors shall be such remuneration as the Board shall from time to time determine. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in going to, attending and returning from Board, committee and shareholders meetings and any other expenses properly incurred by them in connection with the affairs of the Company or to receive a fixed allowance in respect thereof as may be determined by the Board from time to time.

2.15   Vacancies

          So long as the directors remaining in office constitute a quorum, they shall be entitled to act even if there is a vacancy on the Board of Directors.

          A quorum of the Board of Directors remaining in office may fill a vacancy in the Board of Directors, except a vacancy resulting from an increase in the number of directors or from a failure of shareholders to elect the minimum number of directors. In the absence of a quorum of the Board, or if the vacancy has arisen from a failure of the shareholders to elect the minimum number of directors, the Board of Directors shall forthwith call a special meeting of shareholders to fill any vacancy. If the Board of Directors fails to call such meeting or if there are no directors then in office, any shareholder or shareholders holding at least ten percent (10%) of the total number of issued and outstanding voting shares of the Company may call the special meeting.

2.16	Ceasing to hold office; removal

	A	director of a Company ceases to hold office when:

a) he or she dies or resigns, such resignation to be effective at the time a written resignation is sent to the
Secretary of the Company or at the time specified in the resignation, whichever is later;

b) he or she no longer possesses the qualities described in article 2.2; or c) he or she is removed from office.

          Any director may be removed from office upon the vote of a majority of the shareholders at a special meeting duly called for such purpose and may be replaced by the same meeting which so removes him or her but the director so replacing him or her shall hold office only for the remainder of the term of office of the director he replaces.

2.17  Delegation of powers

          The Board of Directors may delegate to a director, a committee of the Board of Directors, to an officer or a mandatary, all powers which he or she can exercise, except those powers which cannot be delegated pursuant to applicable law. The Board of Directors determines the terms and conditions of the delegation of power.

2.18  Executive Committee

          The Board of Directors, if it consists of more than six (6) directors, may elect from among its members an Executive Committee, which shall comprise no fewer than three (3) directors. Each member of the Executive Committee shall serve during the pleasure of the Board of Directors and, in any event, only so long as he or she shall be a director. Subject to the provisions of article 2.17, the Executive Committee shall exercise all of the powers and prerogatives of the Board of Directors in the management and direction of the affairs of the Company between meetings of the Board of Directors. However, the Executive Committee shall at no time have the power to allot, or grant options with respect to,

Management Information Circular	31	Tembec Inc.

shares of the Company, remove or replace directors, declare or authorize the payment of dividends or enact, amend or repeal by-laws. The Executive Committee shall report on its activities at every meeting of the Board of Directors. The Board of Directors may fill vacancies in the Executive Committee by election from among its number. If and whenever a vacancy shall exist in the Executive Committee, the remaining members may exercise all its powers so long as a quorum remains in office.

             Subject to the above and subject to any restrictions imposed from time to time by the Board of Directors, meetings of the Executive Committee shall be subject to the rules of procedure governing meetings of the Board of Directors, mutatis mutandis.

2.19     Other committees

             The Board of Directors may, by resolution, appoint one or more committees of directors, consisting of such number of directors, as the Board of Directors may by resolution determine. Each member of any such committee shall serve during the pleasure of the Board and, in any event, only so long as he or she shall be a director. The Board of Directors may from time to time remove from office any member of any such committee of directors. The Board of Directors may fill vacancies in any such committee by election from among its number. If and whenever a vacancy shall exist in any such committee, the remaining members may exercise all its powers so long as a quorum remains in office.

             The Board of Directors may delegate to any such committee of directors any of the powers of the Board except those which, by law, a committee of directors has no authority to exercise.

             Unless otherwise determined by the Board, each such committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to fix its own rules of procedure from time to time.

             The powers of any such committee of directors may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of such committee.

2.20     Advisory committees

             The Board may from time to time, by resolution, appoint such other committees as it may deem advisable. The Board may appoint to such committees such number of directors and other individuals as the Board of Directors may, by resolution, determine. Each member of any such committee shall serve during the pleasure of the Board. Unless the Board of Directors indicates otherwise by resolution, such committees shall act merely in an advisory capacity.

             The Board of Directors may authorize the President to appoint external committees as he or she may deem advisable. Such external committees are to be composed of individuals who are not members of the Board of Directors, except for the President & Chief Executive Officer who may be a member of such committees. Each external committee shall act merely in an advisory capacity.

3.	OFFICERS

3.1	Officers of the Company

             The officers of the Company shall be a Chairman of the Board, a President, one or more Executive Vice-President(s), a Secretary, a Treasurer and such other officers as the Board of Directors may from time to time by resolution determine. With the exception of the Chairman of the Board who must be a director, no other officer need be a director of the Company. Any such officer may be removed at any time by the Board of Directors, or may resign at any time upon notice to the Company. Any duly qualified person may be the holder of any one or more such offices, except the office of President and an Executive Vice-President.

Management Information Circular	32	Tembec Inc.

           All officers are named by the Board of Directors and can be dismissed with or without cause by a resolution adopted during a meeting held for that purpose.

3.2     Chairman of the Board

           The Chairman of the Board shall, when present, preside at all meetings of the directors. He or she shall have such other powers and duties as the Board may delegate to him or her, from time to time, by resolution of the Board.

           The directors may determine, as they shall deem appropriate from time to time, that the Chairman of the Board shall act solely in a non-executive capacity. Should the directors at any time determine that the Chairman of the Board shall act in an executive capacity, they shall as soon as practicable appoint a lead director from among themselves who is not an employee of the Company or any of its subsidiaries to ensure that the Board of Directors can function independently of management of the Company.

3.3      President

           The President shall be the Chief Executive Officer of the Company. He or she shall sign such contracts, documents or instruments in writing as require his or her signature and shall have such other powers and duties as may from time to time be assigned to him or her by the Board of Directors.

            He or she shall have full authority, subject to the authority of the Board of Directors, to manage and direct the business and affairs of the Company (except such matters and duties as by law must be transacted or performed by the Board of Directors or by the shareholders in a special or annual general meeting) and to employ and discharge agents and employees of the Company. The Board of Directors may delegate to him or her any less power. He or she shall conform to all lawful orders given to him or her by the Board of Directors of the Company.

3.4      Executive Vice-President

           An Executive Vice-President (as determined by the Board) shall be vested with all the powers and shall perform all the duties of the President in the absence, disability or refusal to act of the President. If an Executive Vice-President exercises any such duty or power, the absence, disability or refusal to act of the President shall be presumed with reference thereto. The Executive Vice-President, or if more than one, the executive vice-presidents, shall also have such other powers and duties as may from time to time be assigned to him, her or them respectively by the Board or the President.

3.5      Secretary

           The Secretary shall issue or cause to be issued notices for all meetings of the Board of Directors, of committees thereof and of shareholders when directed so to do and shall have charge of the minute books and corporate records of the Company, of the corporate seal (if any), and of the books and records referred to in the Act. The Secretary shall sign such instruments as may require his or her signature and shall perform such other duties as the terms of his or her engagement call for or as the Board of Directors or the President may from time to time properly require of him or her.

3.6      Treasurer

           The Treasurer shall have the care and custody of all funds and securities of the Company and shall deposit the same in the name of the Company in such bank or banks or with such depositaries as the Board of Directors may by resolution direct. He or she shall prepare, maintain and keep or cause to be kept adequate books of account and accounting records. Unless otherwise provided by resolution of the directors, he or she shall sign all cheques, drafts, notes and orders for the payment of money and he or she shall pay out and dispose of the same under the direction of the Board of Directors. He or she shall at all reasonable times exhibit his or her books and accounts to any director of the Company upon application at the office of the Company during business hours. Unless otherwise provided by resolution of the Board of Directors, he or she shall sign or countersign such instruments as require his or her signature and shall perform all duties incident to his or her office or that are properly required of him or her by the Board. He or she may be required

Management Information Circular	33	Tembec Inc.

to give such bond for the faithful performance of his or her duties as the Board of Directors in their uncontrolled discretion may require and no director shall be liable for failure to require any bond or for the insufficiency of any bond or for any loss by reason of the failure of the Company to receive any indemnity thereby provided. The Treasurer shall also perform such other duties as the terms of his or her engagement call for or as the Board of Directors or the President may from time to time properly require of him or her.

3.7     Duties may be delegated

          In case of the absence or inability to act of the President, an Executive Vice-President or of any other officer of the Company or for any other reason that the Board may deem sufficient, the Board may delegate all or any of the powers of such officer to any other officer or director for the time being.

4.	DISCLOSURE OF INTEREST

4.1	Disclosure of interest

          The Company may enter into contracts or transact business with one or more of its directors or officers, or with the companies, corporations, partnerships or associations, of which one or more of its directors or officers, are shareholders, directors, officers or employees, and no such contract or transaction shall be void, voidable or in any way affected by the fact that such director(s) or officer(s) have or may have interests contrary to those of the Company, or by the fact that a director with an interest in the contract or transaction is present at or is counted to determine the presence of a quorum at a meeting of directors that authorised the contract or transaction, provided however that the director or officer declared his or her interest in accordance with the following provisions.

          A director or officer of the Company who is a party to, or who is a director or officer of or has an interest in any person who is a party to, or an individual acting in a similar capacity to such directors or officers who is a party to, a contract or transaction, whether made or proposed, with the Company shall disclose to the Company the nature and extent of his or her interest at the time and in the manner provided by the Act and such interest shall be entered in the minutes of the meetings of directors or otherwise noted in the records of the Company. Any such contract or transaction shall be disclosed to the Board of Directors in the manner provided by the Act even if such contract or transaction is one that in the ordinary course of the Company’s business would not require approval by the Board of Directors or shareholders. Such a director shall not vote on any resolution to approve the same except as provided by the Act.

          The Board of Directors may require any director that has an interest in a contract, transaction or proposed contract or other matter, other than an interest flowing from his or her current capacity as a director or officer, to withdraw from a board meeting during discussions relating to the matter in question.

5.	INDEMNIFICATION
5.1	Indemnification

          Any director or officer of the Company shall be indemnified and saved harmless for all costs, charges and expenses sustained or incurred as the result of an action, suit or proceeding brought or exercised against him or her for an act done in the execution of his or her duties, with the exception of those resulting from gross misconduct, bad faith or a personal fault separable from the execution of his or her duties.

          In the case of criminal or penal proceedings, the Company shall indemnify all costs, charges and expenses to directors or officers who were not found guilty by a court of competent jurisdiction.

          Subject to the limitations set out in the Act, the Company shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company’s request as a director or officer of a corporation of which the Company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Company or such corporation, if,

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a)	he or she acted honestly and in good faith with a view to the best interests of the Company; and

b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she was not found guilty by a court of competent jurisdiction.

          The Company shall also indemnify such person in such other circumstances as the Act permits or requires.

6.        INSURANCE

6.1      Insurance

          The Company may purchase and maintain insurance for the benefit of any person referred to in article 5.1 against such liabilities and in such amounts as the Board of Directors may from time to time determine and are permitted by the Act.

7.	SHAREHOLDERS

7.1	Annual meetings

          The shareholders shall meet annually to receive and consider the balance sheet, the financial statements and the report of the auditors, to elect directors, to appoint auditors and to fix or to authorize the Board of Directors to fix their remuneration, and to consider, deal with and dispose of such other business as may lawfully come before the meeting. Any annual meeting may also constitute a special meeting to consider, deal with and dispose of any business to be considered, dealt with and disposed of at any special meeting.

7.2     Special meetings

         A special meeting of shareholders, whether or not it constitutes a general meeting, may be called at any time as determined by the Chairman of the Board or the Board of Directors or may be called whenever the holders of the minimum number of the outstanding shares of the Company carrying voting rights required by law at such meeting shall, in writing, request the same. Any such request, shall specify the object for which the meeting is to be called. The Board of Directors must call and hold a special meeting of shareholders within twenty-one (21) days from the date of reception of the request. A special meeting whether or not it constitutes a general meeting, may be held separately or as part of an annual meeting.

          It shall be the duty of the President or, in his or her absence, any one of the Executive Vice-Presidents, upon adoption of such a resolution or on receipt of such a request, to cause the meeting to be called by the Secretary or other officer of the Company in conformity with the terms of the resolution or request. In default of his or her so doing, any director may call such meeting or the same may be called by such shareholders themselves in accordance with and subject to the provisions of the laws governing the Company.

7.3     Record date

         The Board of Directors may fix a date prior to the notice or holding of a meeting as the record date to determine which shareholders are entitled to receive notice of or to vote at the meeting. Therefore, only shareholders of record on the date so fixed shall be entitled to receive notice thereof or to vote thereat, as the case may be, regardless of any transfer of shares recorded in the registers of the Company between the record date and the notice or holding of such meeting. Notwithstanding the foregoing, the Board of Directors may permit shareholders registered in the Company’s registers after the record date to receive notice of, to attend and to vote at the meeting on the terms that it shall determine.

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7.4      Place and time of meetings

          Meetings of shareholders of the Company shall be held at such place and time as the Chairman of the Board or the Board of Directors may determine; provided, however, that the annual meeting of shareholders shall be held no later than six months from the end of the Company’s fiscal year.

          The annual meeting of shareholders shall be held at the head office of the Company or at any other place in the Province of Québec, which may be determined by the Board of Directors.

          Special meetings of shareholders shall be held at the head office of the Company or at such other place, within or outside Québec, as may be determined by the Board of Directors. However, if directors are to be elected at a special meeting of shareholders, such meeting shall be held within the Province of Québec.

7.5      Adjournment of meetings

          The chairman of the meeting may, with the consent of the meeting, adjourn any meeting of shareholders from time to time to a fixed time and place. If a meeting of shareholders is adjourned for less than thirty (30) days, it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting.

          Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to be those who form a quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling same.

7.6      Notices of meetings

          Within the delays prescribed in the Act, a notice in writing of the date, time and place of any meeting of shareholders shall be given to each shareholder entitled to vote at such meeting by the Secretary of the Company by mailing such notice by registered or certified mail. The notice of any meeting shall state generally the nature of the business to be transacted thereat and no business shall be transacted at such meeting unless the same shall have been referred to in the said notice. No public advertisement or notice of shareholders meetings, annual or special, shall be required.

          The failure or omission to give such notice of any meeting to any shareholder shall not invalidate any resolution passed or business transacted at such meeting.

          Meetings of shareholders may be held without previous notice if all shareholders be present in person or by proxy or if those shareholders who are absent, sign a written waiver of notice of the time, place and purpose of such meeting.

7.7      Persons entitled to be present

          The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the directors, the auditors and those who, although not entitled to vote, are entitled under any provision of the Act or in virtue of the articles or by-laws of the Company, to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

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7.8      Chairman of the meetings

          In the absence of the Chairman of the Board for thirty (30) minutes after the time appointed for holding the meeting, any other director or any other person designated by the Board or by the directors present at the meeting of shareholders shall act as chairman of such meeting. The chairman of the meeting shall conduct the meeting and determine its procedure in all respects.

7.9      Secretary of the meetings

          At any meeting of the shareholders, the Secretary or, in his or her absence, an Assistant-Secretary, or in the absence of an Assistant-Secretary, any person appointed by the chairman of the meeting shall act as secretary of the meeting.

7.10    Scrutineer

          The chairman at any meeting of shareholders may appoint one or more persons, who may but need not be shareholders, directors, officers or employees of the Company, to act as scrutineers at such meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman of the meeting with the consent of the meeting.

7.11    Show of hands and ballots

          Voting at any meeting of shareholders shall be by a show of hands except where, either before or after a show of hands, a ballot is required by the chairman of the meeting or is requested by any person present and entitled to vote at the meeting. On a show of hands, each person present and entitled to vote at the meeting shall have one vote and a declaration by the chairman of the meeting of the result of the vote shall be conclusive evidence of the fact. On a ballot, each shareholder present in person or represented by a proxy at the meeting and entitled to vote thereat shall, subject to the articles, have one vote for each share in respect of which he or she is entitled to vote at the meeting. Any ballot shall be taken in such manner as the chairman of the meeting directs.

7.12    Quorum

          A quorum for the transaction of business at any meeting of shareholders shall be two (2) persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy for an absent shareholder so entitled, and collectively holding or representing not less than twenty percent (20%) of the total number of issued and outstanding shares of the Company having voting rights at such meeting.

          Should there be a quorum at the commencement of a meeting, the shareholders present or represented may proceed with the business for which it was originally called, whether or not the quorum is maintained for the duration of the meeting.

          In the event there is no quorum at the commencement of a meeting, the shareholders present or represented may, by a majority vote to that effect, adjourn the meeting to another time and place, though they may not proceed with any other business.

          At a meeting so adjourned, the shareholders present and represented constitute a quorum and said meeting may proceed. If the Company has only one shareholder, or only one holder of the shares of a given class or series, such shareholder or holder, present in person or represented by proxy, shall form a quorum and constitute the meeting.

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7.13    Proxies

          The Board of Directors may specify in a notice calling a meeting, a date and time limit when instruments of proxy to be used at a meeting must be deposited with the Company or its mandatary; such date and time limit shall not precede the meeting by more than forty-eight (48) hours, excluding Saturdays, Sundays and statutory holidays in the province of Québec, or such other time limit as may be decided by the Board of Directors by resolution, subject to applicable law.

          The Board of Directors may also permit details of proxies, to be used at or in connection with a meeting and deposited with the Company or its mandatary at a location other than that at which such meeting shall be held, to be sent electronically to the Secretary of the Company prior to the meeting. In such a case, such proxies, if they are otherwise regular, shall be valid and the votes given under their authority shall be counted.

          A proxy shall be acted upon only if, prior to the time specified in the notice calling the meeting, it shall have been deposited with the Company or its mandatary thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the Secretary or the Company or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

7.14    Voting

          At each meeting of shareholders, every shareholder shall be entitled to vote who is at the proper time entered in the books of the Company as the holder of one (1) or more shares carrying the right to vote at such meeting and who is not in arrears in respect of any call. Except as provided in the Act, all questions at meetings of shareholders shall be decided by a majority in number of the votes cast by the shareholders present either in person or by proxy and entitled to vote at such meeting. In case of an equality of votes at any annual or special meeting either upon a show of hands or upon a ballot, the chairman of the meeting shall be entitled to a second or casting vote. A declaration by the chairman of the meeting of shareholders to the effect that a resolution has been carried or lost and an entry to that effect in the minutes of the Company shall be conclusive evidence thereof.

7.15    Participation by communication facilities

          The Company may, at its entire discretion, determine that it would be appropriate for a shareholder or any person entitled to attend a meeting of shareholders to participate, subject to the provisions of the Act, if any, by means of telephonic, electronic or any other communications facility that permits all participants to communicate adequately with each other during the meeting. A person participating in a meeting by such means is deemed to be present at that meeting. A meeting of shareholders may be held entirely by telephonic, electronic or other communications facility if the requirements listed above are met.

7.16    Joint shareholders

          If shares are held jointly by two (2) or more persons, any one of them present at a meeting may, in the absence of the other or others, vote thereon, but if more than one (1) of them are present, or represented by proxy, they shall vote together on the shares jointly held.

7.17    Resolutions in writing

          A resolution in writing, signed by all the shareholders entitled to vote on that resolution at a meeting of the shareholders, is as valid as if it had been adopted at a meeting of the shareholders. A copy of such resolution is kept with the minutes of the proceedings of the shareholders.

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8.	AUDITORS

8.1	Auditors

          The shareholders appoint the auditors at each annual meeting of the shareholders. The remuneration of the auditors is fixed by the directors. Directors, officers or representatives of the Company are not permitted to be auditors of the Company. Should the auditors cease for any reason to perform their duties prior to the expiration of their term, the directors may appoint successor auditors who shall hold office for the unexpired portion of their predecessors’ term. The shareholders of the Company may appoint multiple auditors and may demand periodic audits.

9.	CAPITAL STOCK

9.1	Share certificates

          Shareholders shall be entitled to receive, without charge, certificates representing all or some of the shares then registered in their name, provided that in the case of shares held jointly by several persons, the Company shall not be bound to issue more certificates than if such shares were held individually. The form of the certificates and the terms and conditions of authentication and signature shall be approved by the Board of Directors.

          The Company seal or a facsimile thereof may appear on each certificate issued by the Company, as well as the handwritten signatures or a facsimile of the signatures of two (2) of the following officers, namely: the President or any Executive Vice-President, and the Secretary or an Assistant-Secretary of the Company or such other officers as the Board of Directors may from time to time by resolution determine. In the case of certificates representing shares for which a transfer agent or registrar was appointed, such certificates shall only be valid if they are countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the officers authorized to sign or, in the case of share certificates that are only valid if countersigned by or on behalf of a transfer agent or registrar, the signatures of two (2) signing officers, may be printed, engraved or otherwise reproduced on the share certificates, and any such signature shall for all purposes be deemed to be the signature of the officer whose signature is reproduced and shall bind the Company. Share certificates signed as aforesaid shall be valid notwithstanding that one or more of the officers whose signature appears thereon is no longer in office on the date the certificate is issued.

9.2      Transfer agents or registrars

          The Board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Company issued by it in registered form, a central securities register and one or more branch securities registers. Such a person may be designated as transfer agent or registrar according to his or her functions and one person may be designated both registrar and transfer agent. The Board may at any time terminate such appointment.

9.3      Transfers of shares

          Shares of the share capital of the Company shall be transferable on the books of the Company by the registered holder thereof in person or by his or her duly authorized attorney upon surrender for cancellation of a certificate or certificates for the same number of shares with an assignment or power of transfer endorsed thereon or attached thereto, duly executed, and with such proof of the authenticity of the signature thereon as the Company or its agent may reasonably require.

          The Board of Directors may make such other rules and regulations dealing with the transfer of shares of the share capital of the Company, the surrendering and cancelling of share certificates, the closing of the transfer books, etc., as to them may appear expedient and necessary in the interests of the Company.

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9.4      Lost, defaced or destroyed certificates

          In the event of the loss, defacement or destruction of a share certificate held by a shareholder, the fact of such loss, defacement or destruction shall be reported by such shareholder to the Company or the transfer agent (if any) by such shareholder with such evidence in the form of his or her statement verified by oath or statutory declaration by such shareholder or other evidence as the directors may require as to the loss, defacement or destruction and the circumstances attending the same accompanied by the shareholder’s request for the issuance of a new certificate to replace the one so lost, defaced or destroyed. Upon the reception by the Company (or if there be one or more transfer agents and registrars then to the Company and such transfer agents and registrars) of such security (if any) as may be required by the Board of Directors (or by the transfer agents and registrars, if any) in such form as is approved by the solicitors of the Company, indemnifying the Company (and its transfer agents and registrars, if any) against all loss, damage or expense to which the Company and/or the transfer agents and registrars, if any, may be put by reason of the issuing of a new certificate to the said shareholder, a new certificate may be issued to take the place of the one lost, defaced or destroyed, if such issuance is ordered by the President, or an Executive Vice-President, or Secretary, or Treasurer of the Company for the time being or by the Board of Directors.

10.	RIGHT OF INSPECTION OF THE BOOKS AND RECORDS

10.1	Right of inspection of the books and records

          The directors may from time to time determine whether and to what extent and at what time and place and under what conditions the accounts and books of the Company or any of them shall be open to the inspection of shareholders, and no shareholder shall have any right to inspect any account or book or document of the Company except as conferred by statute or authorised by the Board of Directors.

11.	EXECUTION OF CONTRACTS AND OTHER DOCUMENTS

11.1	Execution of contracts and other documents

          The President or an Executive Vice-President, or any director, together with the Secretary or Treasurer or any other director or officer, shall have authority to sign in the name and on behalf of the Company all instruments in writing and any instruments in writing so signed shall be binding upon the Company without any further authorization or formality. The Board of Directors shall have power from time to time by resolution to appoint any other officer or officers or any person or persons on behalf of the Company either to sign instruments in writing generally or to sign specific instruments in writing.

          The term “instruments in writing” as used herein shall, without limiting the generality thereof, include contracts, documents, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments or property (real or personal, immovable), payment of money or other obligations, conveyances, transfers, and assignments of shares, stocks, bonds, debentures or other securities and all paper writing.

          All documents executed in the ordinary course of the business of the Company may be signed by any officer or employee on behalf of the Company or by any other person as may be determined by resolution of the Board of Directors or in compliance with the Company’s policies in force from time to time.

12.	BANKING ARRANGEMENTS

12.1	Banking arrangements

          The banking business of the Company shall be transacted with such banks, trust companies or other financial institutions as the Board of Directors may authorize and all such banking business shall be transacted on the Company's behalf by such officers or other persons as the Board of Directors or their delegates may designate and to the extent authorized.

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13.      NOTICES

13.1    Service

           When notice is required to be given further to any statute, the articles or the by-laws of the Company, it can be given by prepaid mail, facsimile or by any electronic or other communication facilities addressed to the person entitled thereto at his or her last known address as recorded in the registers of the Company. Such notice when so given shall be sufficient and shall be deemed to have been given on the day it has been sent.

           Any director, officer or shareholder may at any time waive any notice required to be given under these by-laws.

13.2    Joint shareholders

          All notices or other documents with respect to any shares registered in more than one (1) name shall be given to whichever of such persons is named first in the books of the Company in respect of such joint holding and notice so given shall be sufficient notice to all the holders of such shares.

13.3    Persons becoming entitled by operation of law

          Every person who by operation of law, transfer, or by any other means whatsoever shall become entitled to any share or shares, shall be bound by every notice or other document in respect of such share or shares which, prior to his or her name and address being entered on the books of the Company, shall be duly given to the person whom he derives his or her title to such share or shares.

13.4    Deceased shareholders

          Any notice or other document delivered or sent or left at the address of any shareholder as the same appears in the registers of the Company shall, notwithstanding that shareholder be then deceased and whether or not the Company has notice of his or her death, be deemed to have been duly served in respect of the shares, whether held solely or with other persons by such shareholder, until some other person be entered in his or her stead in the books of the Company as the holder or one (1) of the holders thereof, and such service shall for all purposes be deemed sufficient service of such notice or document on his or her heirs, executors or administrators, and on all persons, if any, interested with him or her in such shares.

13.5    Signature to notice

          The signature to any notice to be given by the Company may be written, stamped, typewritten otherwise mechanically reproduced or partly written, stamped, typewritten or otherwise mechanically reproduced.

13.6    Computation of time

          Where a given number of days’ notice or notice extending over any period is required to be given, the day of service or posting or otherwise sending the notice shall be excluded unless it is otherwise provided, and the day for which notice is given shall be included in such number of days or other period.

13.7    Proof of service

          A certificate of the Secretary or other duly authorised officer of the Company in office at the time of the making of the certificate, or of any agent of the Company as to facts in relation to the mailing or delivery or sending of any notice to any shareholder, director or officer or publication of any notice shall be conclusive evidence thereof and shall be binding on every shareholder, director or officer of the Company, as the case may be.

* * * * * * * * * *

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SCHEDULE “B”
RESOLUTION REGARDING AMENDMENTS TO THE FORMER LTIP

Resolution regarding amendments to the Former LTIP

WHEREAS on June 6, 2006, the TSX published a Staff Notice respecting security based compensation arrangements, such as the Company’s former Long-Term Incentive Plan (the “Former LTIP”), relating to the amendment procedures and the extension of option expiry dates which fall within or soon after a blackout period; and

WHEREAS the Board of Directors considers that the flexibility afforded by the proposed changes will enable the Former LTIP to better achieve its purpose by enabling amendments to the Former LTIP and options granted thereunder to be made on an expeditious basis in order to efficiently address future regulatory and commercial requirements.

BE IT RESOLVED:

THAT the amendments to the Former LTIP to reflect the changes as described in the Company’s Management Information Circular under “Amendments to the Former Long-Term Incentive Plan” at page 5 and proposed at the Meeting, are hereby approved.

THAT any Director or Officer of the Corporation be and is hereby authorized to sign and deliver, for and on behalf of the Corporation, all such notices, documents and instruments, including the amendments to the Former LTIP, and to do such other acts and things as may be considered necessary or desirable to give effect to this resolution.

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SCHEDULE “C”
CORPORATE GOVERNANCE PRACTICES

The board of directors and management of the Company consider good corporate governance to be central to the effective operation and success of the Company. In order to ensure proper and current corporate governance practices, the board of directors and management regularly compare the Company’s practices and procedures with the guidelines set out in National Instrument 58-201 – Corporate Governance Guidelines, the proposals of various other regulatory authorities, as well as the practices adopted by its peers.

Board of Directors

          The board of directors is responsible for the overall stewardship of the Company and has full power and authority to manage and control the affairs and business of the Company. It establishes the overall policies and standards for the Company. While delegating certain of its authority and responsibilities to its committees and management of the Company, it retains full effective control over the Company and monitors senior management. The directors are kept informed of the Company's operations at meetings of the board of directors, of its committees and through reports, analyses and discussions with management.

          The board of directors currently consists of 12 members and 11 nominees are proposed for election as directors for the ensuing year. The board of directors believes that such number of directors is large enough to allow the directors to benefit from a wide variety of ideas and viewpoints without compromising communication among the directors, and between the directors and management.

          The Company considers that a majority of the directors of the Company and persons proposed to be nominated for election as directors are independent directors as defined in National Instrument 58-101. André Bérard, Norman M. Betts, James E. Brumm, Gilles Chevalier, Guy G. Dufresne, Peter S. Janson, Gordon S. Lackenbauer, Mary Theresa McLeod, and Emanuele (Lino) Saputo are directors who are considered independent. James M. Lopez, President and Chief Executive Officer of the Company and Luc Rossignol, President, Local 233, Communications, Energy and Paperworkers Union, is an employee and therefore are not considered independent directors of the Company. The term "independent" means having no direct or indirect “material relationship” with the issuer, a “material relationship” being a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgement. In determining whether directors are independent, the board has considered and discussed the nature and materiality of all relevant relationships between a director and the Company including, without limitation, customer, supplier and service provider relationships. The board, through the Corporate Governance and Human Resources Committee, will consider the continued appropriateness of board membership of individual directors who retire, change employment, or change the responsibility that they held when they were elected to the board.

          The following current directors and other persons proposed to be nominated for election as directors of the Company also serve as directors of the reporting issuers (or equivalent) indicated beside their name:

  André Bérard: BCE Inc., Bell Aliant Regional Communications Income Fund, Bell Canada, BMTC Group Inc., Bombardier Inc., Telestat Canada Saputo Inc. and TransForce Income Fund.
  Norman M. Betts: Starfield Resources Inc., Tanzanian Royalty Exploration Corporation, Rtica Corporation and New Brunswick Power Corporation
  Guy G. Dufresne: IAMGold Corporation and Royal & Sun Alliance Company of Canada
  Peter S. Janson: ATS Automation Tooling Systems Inc., Terra Industries Inc. and Teekay Shipping Corporation.
  Gordon S. Lackenbauer: TransAlta Corporation, NAL Energy Inc. and Bell Globemedia Inc.
  Mary Theresa McLeod: Wescast Industries Inc.
  Emanuele (Lino) Saputo: Saputo Inc.

          The board of directors has adopted a formal written mandate which describes its principal functions, copy of which can be found on the Company’s website at www.tembec.com and is annexed hereto as Schedule “D”. The mandate provides that the board will consider recommendations made by the officers of the Company who are responsible for the

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general day-to-day management of the Company. The board of directors is also responsible for overseeing the formulation by management of long-term strategic, financial and organizational and related objectives. The mandate of the board of directors also establishes a requirement that it implement structures and procedures to ensure that it functions independently of management, such as the board of directors’ practice of conducting in-camera sessions as part of each regularly scheduled meeting.

          In accordance with its mandate, the board ensures that it excludes management from its meetings, from time to time, as appropriate. Although the board of directors did not, in the past fiscal year, schedule separate meetings to be held without certain members of management being present, it did conduct in camera sessions as part of each regularly scheduled meeting and regularly excluded management from parts of the in camera sessions. In addition to the President and Chief Executive Officer, the Vice President, General Counsel and Secretary and the Executive Vice President, Finance and Chief Financial Officer of the Company were also present at all regularly scheduled meetings of the board of directors. At the invitation of the board, other members of senior management attended board meetings and provided reports to the board on the financial and operating performance of the various business groups of the Company.

          The Chairman of the board of directors is appointed by the full board and may not be a member of management. The Chairman of the board, Gordon S. Lackenbauer(1), was chosen by the full board, is an independent director and serves as board leader. The board has developed a written position description for the Chairman of the board. The Chairman’s role is to be primarily responsible for the proper functioning of the board, for its balance of membership subject to shareholder’s approval, for ensuring that all relevant issues are on the agenda, and for ensuring that all directors are enabled and encouraged to play their full part in its activities. The Chairman must make certain that the directors receive timely, relevant information tailored to their needs, and that they make an effective contribution as board members in practice. The Chairman is responsible for ensuring that the board evaluates the performance of management objectively and that the board understands the boundaries between board and management responsibilities. The Chairman also ensures that the board is in full control of the Company's affairs and alert to its obligations to the shareholders.

          The functions of the board include the review and approval of (a) the audited annual financial statements and the management’s discussion and analysis contained therein following review by the Audit Committee; (b) the interim unaudited financial statements and the management’s discussion and analysis contained therein following review by the Audit Committee, (c) transactions out of the ordinary course of business, and (d) any capital expenditures or other financial commitments in excess of $2,500,000. The board also considers and reviews the means by which shareholders can communicate with the Company, including the opportunity to do so at the annual meeting, through the Company's website and the adequacy of resources available within the Company to respond to shareholders through the office of the Secretary or otherwise.

Committees of the Board of Directors

          The board of directors has established three standing committees, each of which is constituted by its own charter, to which the board of directors has delegated certain of its authority and responsibilities, as well as certain advisory functions and power to make recommendations and report to the board. All committees of the board of directors are composed of a majority of independent directors, except for the Environment, Health and Safety Committee which is composed of an even number of independent and non-independent directors.

          The Company's Corporate Governance Policy includes a position description for each director and a short description of the roles and responsibilities of the Chairman of the Board. The Company has adopted position descriptions for the Chair of each committee. Each Chair must be an independent director and is primarily responsible for the proper functioning of his/her respective committee, for ensuring that all relevant issues are on the agenda, and for ensuring that all members are enabled and encouraged to play their full part in its activities. The Chair must make certain that the directors receive timely, relevant information tailored to their needs.

(1) On February 1, 2007 and prior to the annual and special meeting of shareholders, Mr. Lackenbauer will cease to serve as Chairman of the board of directors of the Company and Mr. Dufresne will be appointed Chairman of the board of directors of the Company.

Management Information Circular	44	Tembec Inc.

Corporate Governance and Human Resources Committee

          The Corporate Governance and Human Resources Committee is responsible for developing the Company's approach to board and corporate governance issues. The Corporate Governance and Human Resources Committee reviews and reports to the board annually on what ought to be the size, composition, profile and compensation of the board of directors. It also recommends candidates to be nominated for election or appointment as directors and evaluates the board’s performance. The Committee also evaluates the performance of the board’s committees and the contribution of members of the board and its committees. The Corporate Governance and Human Resources Committee also reviews, on an annual basis, the board/management relationship and recommends to the board structures and procedures to ensure that the board functions independently of management. The Company’s Corporate Governance and Human Resources Committee charter may be found on the Company’s website at www.tembec.com.

          The Corporate Governance and Human Resources Committee met six times during the last financial year. The Corporate Governance and Human Resources Committee is composed of Messrs. James E. Brumm (Chairman), André Bérard, Peter S. Janson and Gordon S. Lackenbauer.

Audit Committee

          The Audit Committee meets on a regular basis with the financial officers of the Company and the independent auditors to, among other things, review and inquire into: (a) matters affecting financial reporting; (b) the adequacy of internal controls and procedures for financial reporting and accounting; (c) the audit procedures and audit plans; and (d) the financial and business risks or exposures of the Company and the steps that management has taken to control such risks. It also recommends, to the board of directors, the external auditors to be appointed and their remuneration. The Audit Committee annually reviews the independence of the external auditors.

          The Audit Committee reviews and recommends to the board, for its approval: (a) the interim unaudited financial statements and the management’s discussion and analysis contained therein; (b) the audited annual financial statements and the management’s discussion and analysis contained therein; (c) prospectuses and other offering memoranda; and (d) the annual and interim earnings press release and other public disclosure documents containing audited or unaudited financial information required by regulatory authorities. The responsibilities of the Audit Committee, including those responsibilities described above, are reviewed by the board of directors annually. The Audit Committee charter may be found on the Company’s website at www.tembec.com.

          The Audit Committee met five times during the last financial year. This committee is composed of Messrs. Gilles Chevalier (Chairman), Norman M. Betts, Guy G. Dufresne and Ms. Mary Theresa McLeod, all of whom are independent and financially literate and all of whom have accounting or related financial expertise, with Messrs. Betts and Chevalier possessing the professional designation of Chartered Accountant.

Environment, Health and Safety Committee

          The Environment, Health and Safety Committee is responsible for reviewing and making recommendations and reports to the board of directors relating to the policies, standards, practices and programs of the Company on matters pertaining to both the environment and occupational health and safety. The Committee monitors the Company’s performance in relation to its own policies, as well as in relation to applicable legislation pertaining to both the environment and occupational health and safety. It also reviews and reports to the board of directors on the Company’s state of readiness to respond to crisis situations. The Environment, Health and Safety Committee charter may be found on the Company’s website at www.tembec.com.

          This committee met four times during the last financial year. This committee is composed of Messrs. Peter S. Janson (Chairman), François Bujon de l’Estang, James M. Lopez and Luc Rossignol.

Management Information Circular	45	Tembec Inc.

Summary of Attendance of Directors

          The board of directors met 10 times during the last financial year, with three meetings being held outside of the normal course of business.

          The overall average attendance was approximately 93.13% at board meetings and 91.10% at committee meetings for the year.

Selection of Candidates to the Board of Directors, Orientation and Continuing Education

          Pursuant to its mandate, the board of directors has developed a profile to define the skills and competence required from the members of the board. The profile is used to determine annually which additional skills and competence will be helpful to the board as well as to evaluate specific candidates submitted for consideration for board membership. The identification of candidates is the responsibility of the Corporate Governance and Human Resources Committee, which is guided by the profile developed by the board of directors. When recommending suitable candidates for nominees for election, the Corporate Governance and Human Resources Committee specifies which of the criteria established by the board form the basis of each recommendation. At least three directors must be or have been directly or indirectly involved in the development, operation or management of a forest products company. The majority of the board must be independent within the meaning of Multilateral Instrument 52-110 – Audit Committees and National Instrument 58-101. The mandate of the board of directors has been amended to reflect the requirements of National Instrument 58-101.

          The board, through its Corporate Governance and Human Resources Committee, is also responsible for providing prospective directors with sufficient information to permit them to fully understand the role of the board, the role of its committees, and the contribution that individual directors are expected to make, including the commitment of time and energy that the Company expects from directors, as well as the nature and operations of the Company’s business. In this respect, the Corporate Governance and Human Resources Committee approves and implements an appropriate orientation and education program for new members of the board and a continuing education program for all board members. The Corporate Governance and Human Resources Committee has produced a directors manual which is used in the orientation program for new Directors. As part of the continuing education program, the Committee arranges presentations by experts on relevant topics, where appropriate. The board of directors also holds budget and strategy meetings at which directors familiarize themselves with the Company’s operations and meet a larger number of management individuals.

Selection of Management

          The board, acting upon the advice of the Corporate Governance and Human Resources Committee, has the responsibility for approving the appointment of all officers and senior executives of the Company, including responsibility for the appointment of a Chief Executive Officer, for the development of the Chief Executive Officer's position description and objectives, for monitoring and assessing the Chief Executive Officer's performance against these objectives, determining the Chief Executive Officer's compensation and providing advice and counsel in the execution of the Chief Executive Officer's duties. The Corporate Governance and Human Resources Committee has recently reviewed the position description of the Chief Executive Officer as well as his performance.

Ethical Business Conduct

          The Company has adopted a written Code of Ethics and Business Conduct which provides guidelines to ensure that all directors, officers and employees of the Company and its subsidiaries and all consultants, suppliers and other persons working on behalf of the Company respect its commitment to conduct business relationships with respect, openness and integrity. The Company believes that its success is possible because of its values, which include integrity, accountability, trust, transparency, and teamwork. The Company is committed to conducting its business in compliance with applicable laws, statutes and regulations and expects its employees, directors, consultants, suppliers and other individuals working with or on behalf of the Company to do likewise. In addition, business dealings among employees and by employees with shareholders, customers, suppliers, community organizations and governmental and regulatory authorities must be based on the highest ethical standards.

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          The board monitors compliance with the Company’s Code of Ethics and Business Conduct and is responsible for granting any waivers from compliance. Compliance with the Company’s Code of Ethics and Business Conduct is also reviewed by the Audit Committee as part of the Company’s internal audit process. Management and mid-management employees of the Company are requested to provide a written acknowledgement confirming that they have received a copy of the Code of Ethics and Business Conduct and that they will comply with it. In addition, the Code of Ethics and Business Conduct provides a procedure for individuals working with the Company to confidentially communicate concerns or complaints to the Company, including to the Chairman of the Audit Committee, where appropriate. The Company has not filed any material change report that pertains to a conduct of a director or officer that constitutes a departure from the Code of Ethics and Business Conduct since the beginning of its most recently completed financial year. The Company’s written Code of Ethics and Business Conduct is available on the Company’s website at www.tembec.com and was filed on www.sedar.com on November 29, 2005.

Compensation

          The Corporate Governance and Human Resources Committee annually reviews the remuneration of the senior executives, namely the Chief Executive Officer, Executive Vice-Presidents, Chief Financial Officer and other designated Vice-Presidents having regard for competitive position, internal equity and individual performance. In establishing senior executive compensation, the Committee refers to the average compensation levels from Hay Group Limited’s All Industrial market. Further to this review, the Human Resources and Corporate Governance Committee makes recommendations to the board of directors regarding the remuneration of the senior executives and approves the remuneration of officers other than the senior executives. The board determines the compensation of the senior executives upon the recommendation of the Corporate Governance and Human Resources Committee.

          The Corporate Governance and Human Resources Committee annually conducts a review of directors’ compensation for board and committee service and recommends changes to the board where appropriate. The board considers and approves the adequacy and form of the compensation of directors upon recommendation of the Corporate Governance and Human Resources Committee and ensures the compensation realistically reflects the responsibilities and time involved in being an effective director.

          For the purpose of conducting its annual review of directors’ compensation, the Corporate Governance and Human Resources Committee refers to a report provided by Towers Perrin and other information regarding compensation practices in the forest products industry. Towers Perrin also provides reports to the Corporate Governance and Human Resources Committee on pension-related matters.

Assessments

          Every year, a detailed questionnaire is addressed to each director, in his or her capacity as director and, as the case may be, as a member of one or more of the committees of the board of directors, aimed at obtaining their views on the effectiveness of the board or of a committee of the board and contribution of its members. The results of the questionnaires are compiled by the Secretary and sent to the Chairman of the Corporate Governance and Human Resources Committee and those that are relevant to a particular committee are sent to its Chairman and to the Chairman of the board of directors. The committee Chairmen and the Chairman of the board, at the meeting following the receipt of the results, share these with the members of the committee and of the board where any and all issues are discussed.

          The Corporate Governance and Human Resources Committee reports to the board on the performance of the board and its committees and the contribution of members of the board and its committees. The board of directors reviews annually the assessment of the board’s and committees’ performance and recommendations provided by the Corporate Governance and Human Resources Committee and evaluates its own effectiveness, the whole in accordance with the Company’s corporate governance policy. The board of directors takes appropriate action based upon the results of the review process.

Outside Advisors

          The Corporate Governance and Human Resources Committee, through its Chairman, will evaluate and, if appropriate, approve any requested engagement by individual directors of outside advisors at the Company's expense.

Management Information Circular	47	Tembec Inc.

SCHEDULE “D”
MANDATE OF THE BOARD

TEMBEC INC./TEMBEC INDUSTRIES INC.

MANDATE OF THE BOARD OF DIRECTORS

I.	OVERALL PURPOSE / OBJECTIVES

The Board of Directors (the “Board”) of Tembec Inc. and Tembec Industries Inc. (collectively, the “Company”) is responsible for the overall stewardship of the Company and has full power and authority to manage and control the affairs and business of the Company. It establishes the overall policies and standards for the Company. While delegating certain of its authority and responsibilities to committees and to the management of the Company, it retains full effective control over the Company and monitors senior management.

II.	COMPOSITION

The Board should be constituted of a majority of Independent Directors, as defined under applicable securities legislation. The Company expects and requires directors to be and remain free of conflictual interests or relationships and to refrain from acting in ways which are actually or potentially harmful, conflictual or detrimental to the Company’s best interests.

The Board is responsible for evaluating its size and determining the appropriate number of directors for the Board.

The membership of the Board shall consist of at least three directors that are or have been directly or indirectly involved in the development, operation or management of a forest products company. The membership of the Board will also include (i) at least one Audit Committee financial expert, as required in applicable U.S. securities laws, and (ii) a sufficient number of individuals who are Financially Literate and Independent, as defined in applicable securities legislation, to ensure that the members of the Audit Committee fulfill the requirements described at section111(9) hereof.

Normal retirement age for directors is 70 years.

III.	MEETINGS

The Board will meet at least five times per year. It will ensure that it excludes management from its meetings, from time to time, as appropriate. The Board will implement structures and procedures to ensure that it functions independently of management. Minutes of all meetings of the Board shall be maintained.

IV.	RESPONSIBILITIES AND DUTIES

The Principal Functions of the Board are as Follows:

Selection of Directors

(1) The Board is responsible for approving new nominees to the Board and for assessing directors based upon the recommendations of the Corporate Governance and Human Resources Committee.

(2) The Board will annually consider the skills and competencies of the members of the Board from the perspective of determining what additional skills and competencies would be helpful to the Board. The

Management Information Circular	48	Tembec Inc.

Board will convey its findings to the Corporate Governance and Human Resources Committee to be used to identify specific candidates.

(3)	The Board will ensure that there is an appropriate orientation and education program for new members of the Board and continuing education program for all Board members. It shall ensure that prospective candidates for Board membership have received the appropriate information to permit them to fully understand the role of the Board and its committees, the contributions expected from individual directors, as well as a general understanding of the nature and operations of the Company’s business.

(4)	The Board will annually review the assessment of the Board's performance and recommendations provided by the Corporate Governance and Human Resources Committee and evaluate its own effectiveness, the whole in accordance with the Company’s corporate governance policy. The Board will take appropriate action based upon the results of the review process.

Remuneration of the Directors

(5)	The Board of Directors will consider and approve the adequacy and form of the compensation of directors, upon recommendation of the Corporate Governance and Human Resources Committee, and ensure the compensation realistically reflects the responsibilities and time involved in being an effective director.

Committees

(6)	The Board shall appoint committees to assist it in performing its duties and processing the quantity of information it receives.

(7)	The Board shall name members of committees after considering the recommendations of the Corporate Governance and Human Resources Committee as well as the skills, preferences and availability of individual Board members, all in accordance with the mandates of such committees approved by the Board.

(8)	The Corporate Governance and Human Resources Committee will be composed only of Independent Directors.

(9)	The Audit Committee will be composed only of independent directors, as defined in applicable securities legislation. All members of the Audit Committee will be Financially Literate, as defined in applicable securities legislation and at least one member shall be an audit committee financial expert, as defined in applicable U.S. securities laws.

(10)	The Environment, Health and Safety Committee shall consist of not fewer than four directors, all of whom will be environmentally knowledgeable and at least one will have an engineering or scientific background.

(11)	The Board will receive reports from each committee as to the work undertaken by the committee and, in each case, the committee’s recommendations, if any, for change with respect to its responsibilities. The Board will evaluate and approve, if appropriate, such recommendations. The Board will also receive minutes of all Committee meetings.

(12)	The Board will annually evaluate the performance and review the work of its committees, including their respective mandates and the sufficiency of such mandates.

(13)	The Board will annually appoint a member of each of its committees to act as chairman of the committee.

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Senior Management

(14)	The Board will oversee management through an ongoing review process.

(15)	The Board will appoint and determine the remuneration of the Chief Executive Officer (the “CEO”) and other Senior Executives of the Company, upon recommendation of the Corporate Governance and Human Resources Committee.

(16)	The Board will, together with the CEO, and with the assistance of the Corporate Governance and Human Resources Committee, develop a position description for the CEO, for the chair of the Board and for the chair of each committee of the Board. The Board will review and approve the objectives developed for the CEO by the Human Resources Committee and review the assessment of the CEO’s performance in relation to such objectives made by the Corporate Governance and Human Resources Committee.

(17)	The Board will, to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company.

(18)	The Board will annually receive and consider a report from its Corporate Governance and Human Resources Committee on succession planning, including appointing, training and monitoring of senior management and the CEO.

General Responsibilities of the Board of Directors

(19)	The Board will oversee the management of the Company. In doing so, the Board will establish an effective working relationship with the CEO and other members of senior management.

(20)	The Board will oversee the formulation of long-term strategic, financial and organizational goals for the Company on a regular basis, taking into account, among other things, the opportunities and risks of the business.

(21)	As part of the responsibility of the Board to oversee management of the Company, the Board will engage in active monitoring of the Company and its affairs in its stewardship capacity.

(22)	The Board will, through its Audit Committee, review the integrity of the Company’s internal control and management information systems.

(23)	The Board will engage in a review of short and long-term performance of the Company in accordance with approved plans.

(24)	The officers of the Company, headed by the CEO, shall be responsible for general day to day management of the Company and for making recommendations to the Board with respect to long term strategic, financial, organization and related objectives.

(25)	The Board will annually review the significant risks and opportunities affecting the Company and its businesses and the systems and controls in place to manage and monitor risks and opportunities. The Board may impose such limits as may be in the interests of the Company and its shareholders.

(26)	The Board will oversee an annual strategic planning process within the Company and will approve the Company’s strategic plan. This plan will take into account the opportunity and risks of the Company’s business. The Board will also, from time to time, approve annual business plans and multi-year business plans for the Company and its businesses.

(27)	The Board will approve capital expenditures or other financial commitments in excess of $2,500,000.

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(28)	The Board will adopt prudent financial standards with respect to the businesses of the Company and prudent levels of debt in relation to the Company's consolidated capitalization.

(29)	The Board will monitor compliance with the ethics policies or codes of the Company and will be responsible for granting any waivers from compliance with such policies or codes for directors and officers.

(30)	The Board will also consider and approve:

	(i)	transactions out of the ordinary course of business;

	(ii)	special employment contracts, upon recommendation of the Corporate Governance and Human Resources Committee;

	(iii)	all matters that would be expected to have a major impact on shareholders;

	(iv)	the appointment of any person to any position that would qualify such person as an officer of the Company;

	(v)	any amendments to the Company’s pension plans relating to governance structure and design of benefits.

(31)	The Board will also receive reports and consider:

	(i)	The quality of relationships between the Company and its key customers;

	(ii)	Changes in the shareholder base of the Company from time to time and relationships between the Company and its significant shareholders;

	(iii)	Periodic reports from Board committees with respect to matters considered by such committees;

	(iv)	Environment, health and safety matters as they affect the Company and its business.

(32)	The Board will oversee how the Company communicates its goals and objectives to its shareholders and other relevant constituencies, including the approval of policies relating to: (i) how the Company interacts with analysts, investors, other key stakeholders and the public; and (ii) continuous disclosure obligations and selective disclosure. Such policies shall be reviewed annually or when necessary.

(33)	The Board will review and approve the Company's management proxy circular and annual information form following review by its Corporate Governance and Human Resources Committee and its Audit Committee.

(34)	The Board will review and approve annual audited financial statements, quarterly financial statements and related management discussion and analysis disclosure following review by the Audit Committee.

(35)	The Board will consider and review the means by which stakeholders can communicate with the Company and the Board including the opportunity to do so at the annual meeting, communications interfaces through the Company's website and the adequacy of resources available within the Company to respond to shareholders through the office of the Secretary and otherwise.

(36)	The Board shall, through its Audit Committee, ensure that the Company adopt suitable policies regulating disclosure to and communication with shareholders, the investment community, members of the media, governments and organizations, employees and the greater public.

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(37)	The Board has the responsibility for monitoring compliance by the Company with the corporate governance requirements of applicable securities regulators and stock exchanges. The Board will approve the disclosure of (i) the Company’s system of governance and (ii) the operation of its system of governance prepared by the Corporate Governance and Human Resources Committee.

(38)	The Board will consider and approve such other matters as the Board may, from time to time, determine.

Management Information Circular	52	Tembec Inc.